LETTER TO SHAREHOLDERS OF ALDEL FINANCIAL II INC.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143

NOTICE OF THE 2025 ANNUAL GENERAL MEETING
To Be Held at 10:00 a.m. Eastern Time on December 2, 2025

Dear Shareholders of Aldel Financial II Inc.:

You are cordially invited to attend (in person or by proxy) the 2025 annual general meeting of shareholders of Aldel Financial II Inc. (the "Company") to be held on Tuesday, December 2, 2025 at 10:00 a.m., Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2025*, (the "Annual General Meeting"), or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. Shareholders are encouraged to observe the meeting virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2025*. The accompanying proxy statement is dated November 3, 2025. The Annual General Meeting is being held to consider and vote upon the following proposals:

1. as an ordinary resolution, to appoint Charles Nearburg as a Class I director on the Company's board of directors to serve until the 2028 annual general meeting of the Company, until his successor is duly elected and qualified, or until his earlier death, resignation or removal (the "Director Election Proposal");

2. as an ordinary resolution, to ratify the appointment by our audit committee of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025 (the "Auditor Ratification Proposal");

3. as an ordinary resolution, to approve the adjournment of the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal and/or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting; and

4. to transact such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

The above matters are more fully described in the accompanying proxy statement, **which you are encouraged to read carefully in its entirety**.

Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law and our amended and restated articles of association (the "Articles"), being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Class A ordinary shares, par value $0.0001 per share, of the Company ("Class A Ordinary Shares") and the Class B Ordinary Shares (together with the Class A Ordinary Shares, the "Ordinary Shares") who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

Approval of the Auditor Ratification Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting.

Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding

Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting.

THE COMPANY'S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS A VOTE (I) "FOR" THE DIRECTOR ELECTION PROPOSAL, (II) "FOR" THE AUDITOR RATIFICATION PROPOSAL AND (III) "FOR" THE ADJOURNMENT PROPOSAL, IF PRESENTED.

Our board of directors has fixed the close of business on October 29, 2025 (the "Record Date"), as the record date for the Annual General Meeting. Only shareholders of record on the Record Date are entitled to notice of and to vote at the Annual General Meeting or any postponement or adjournment thereof. Further information regarding voting rights and the matters to be voted upon is presented in the accompanying proxy statement.

All of our shareholders are cordially invited to observe the Annual General Meeting via the Internet at *https://www.cstproxy.com/aldelfinancialii/2025*. To ensure your representation at the Annual General Meeting, however, you are urged to complete, sign, date and return your proxy card as soon as possible. You may revoke your proxy card at any time prior to the Annual General Meeting. If you hold your Ordinary Shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that the shares you beneficially own are represented and voted at the Annual General Meeting. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Annual General Meeting and vote in person, you will need to obtain a legal proxy from your bank, broker or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Annual General Meeting.

A shareholder's failure to vote in person or by proxy will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

YOUR VOTE IS IMPORTANT. Please sign, date and return your proxy card as soon as possible. You are requested to carefully read the proxy statement and accompanying Notice of Annual General Meeting for a more complete statement of matters to be considered at the Annual General Meeting.

If you have any questions or need assistance voting your Ordinary Shares, please contact Advantage Proxy, Inc., our proxy solicitor, by calling 866-894-0536 (toll-free), or by emailing Ksmith@advantageproxy.com.

Sincerely,

/s/ Robert Kauffman

Robert Kauffman
Chairman and Chief Executive Officer
November 3, 2025

If you return your proxy card signed and without an indication of how you wish to vote, your shares will be voted in favor of each of the proposals presented.

This proxy statement is dated November 3, 2025.

IMPORTANT

Whether or not you expect to attend the Annual General Meeting, you are respectfully requested by our Board of Directors to complete, sign, date and return the enclosed proxy card promptly, or follow the instructions contained in the proxy card or voting instructions provided by your bank, broker or other nominee. If you grant a proxy, you may revoke it at any time prior to the Annual General Meeting.

PLEASE NOTE: If your shares are held in "street name", your broker, bank, custodian, or other nominee holder cannot vote your shares on "non-routine" matters, such as the Director Election Proposal and the Adjournment Proposal (defined below) unless you direct the nominee holder how to vote by following the instructions contained on the voting instruction form provided by your broker, bank, custodian or other nominee.

Aldel Financial II, Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143

NOTICE OF THE 2025 ANNUAL GENERAL MEETING
TO BE HELD ON DECEMBER 2, 2025

To the Shareholders of Aldel Financial II Inc.:

NOTICE IS HEREBY GIVEN that the 2025 annual general meeting (the "Annual General Meeting") of Aldel Financial II Inc., a Cayman Islands exempted company (the "Company"), will be held on Tuesday, December 2, 2025 at 10:00 a.m., Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, United Sates of America, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2025*, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. Shareholders are encouraged to observe the meeting virtually. The Annual General Meeting will be held to consider and vote upon the following proposals:

1. as an ordinary resolution, to appoint Charles Nearburg as a Class I director on the Company's board of directors to serve until the 2028 annual general meeting of the Company, until his successor is duly elected and qualified, or until his earlier death, resignation or removal (the "Director Election Proposal");

2. as an ordinary resolution, to ratify the appointment by our audit committee of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025 (the "Auditor Ratification Proposal");

3. as an ordinary resolution, to approve the adjournment of the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal and/or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting; and

4. to transact such other business as may properly come before the Annual General Meeting or any adjournments or postponements thereof.

The above matters are more fully described in the accompanying proxy statement, **which you are encouraged to read carefully in its entirety.** Notwithstanding the order in which the proposals are set out herein, the Company may put the proposals to the Annual General Meeting in such order as it may determine.

The full text of the resolutions to be voted on is as follows:

Proposal No. 1 — Director Election Proposal

"RESOLVED, as an ordinary resolution, that Charles Nearburg be appointed as a Class I director on the Company's board of directors to serve until the 2028 annual general meeting of the Company, until his successor is duly elected and qualified, or until his earlier death, resignation or removal."

Proposal No. 2 — Auditor Ratification Proposal

"RESOLVED, as an ordinary resolution, that the appointment of Fruci & Associates II, PLLC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025 be ratified, approved and confirmed in all respects."

Proposal No. 3 — Adjournment Proposal

"RESOLVED, as an ordinary resolution, that the adjournment of the Annual General Meeting to a later time, date and place to be determined by the chairman of the Annual General Meeting be and is hereby authorized and approved."

Approval of the Director Election Proposal requires an ordinary resolution under Cayman Islands law and our amended and restated articles of association (the "Articles"), being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

Approval of the Auditor Ratification Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting.

Approval of the Adjournment Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting.

Only shareholders of record of the Company as of the close of business on October 29, 2025, are entitled to notice of, and to vote at, the Annual General Meeting or any adjournment or postponement thereof. Each Ordinary Share entitles the holder thereof to one vote. On the record date, there were 29,868,214 Ordinary Shares issued and outstanding, including 23,707,500 Class A Ordinary Shares and 6,160,714 Class B Ordinary Shares. The Company's warrants do not have voting rights in connection with the proposals.

YOUR VOTE IS IMPORTANT. Proxy voting permits shareholders unable to attend the Annual General Meeting in person to vote their shares through a proxy. By appointing a proxy, your shares will be represented and voted in accordance with your instructions. You can vote your shares by completing, signing, dating and returning your proxy card. Proxy cards that are signed and returned but do not include voting instructions will be voted by the proxy as recommended by our board of directors. You can change your voting instructions or revoke your proxy at any time prior to the Annual General Meeting by following the instructions included in this proxy statement and on the proxy card. If you hold your Ordinary Shares in "street name" through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that the shares you beneficially own are represented and voted at the Annual General Meeting. In this regard, you must provide the record holder of your shares with instructions on how to vote your shares or, if you wish to attend the Annual General Meeting and vote in person, you will need to obtain a legal proxy from your bank, broker or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Annual General Meeting.

Whether or not you plan to attend the Annual General Meeting, it is strongly recommended that you complete, sign, date and return your proxy card before the Annual General Meeting date to ensure that your shares will be represented and voted at the Annual General Meeting. You are urged to review carefully the information contained in the enclosed proxy statement prior to deciding how to vote your shares. If you have any questions or need assistance voting your Ordinary Shares, please contact Advantage Proxy, Inc., our proxy solicitor, by calling 866-894-0536 (toll-free), or by emailing Ksmith@advantageproxy.com.

By Order of our Board of Directors,

/s/ Robert Kauffman
_____
Robert Kauffman
Chairman and Chief Executive Officer
November 3, 2025

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE ANNUAL GENERAL MEETING TO BE HELD ON DECEMBER 2, 2025

This Notice of Annual General Meeting and Proxy Statement, our Annual Report on Form 10-K for the period ended December 31, 2024 and our Quarterly Reports on Form 10-Q for the period ended March 31, 2025, and the period ended June 30, 2025 are available at *https://www.cstproxy.com/aldelfinancialii/2025*.

TABLE OF CONTENTS

ALDEL FINANCIAL II, INC.
PROXY STATEMENT
FOR THE 2025 ANNUAL GENERAL MEETING
To Be Held at 10:00 a.m. Eastern Time on Tuesday, December 2, 2025

This proxy statement and the enclosed form of proxy are furnished in connection with the solicitation of proxies by our board of directors (the "Board") for use at the 2025 annual general meeting of Aldel Financial II, Inc., a Cayman Islands exempted company (the "Company," "we," "us" or "our"), and any postponements or adjournments thereof (the "Annual General Meeting"). The Annual General Meeting will be held on Tuesday, December 2, 2025 at 10:00 a.m. Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2025*. Shareholders are encouraged to observe the meeting virtually.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This proxy statement contains "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our directors' or executive officers' expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intends," "may," "might," "plan," "possible," "potential," "predict," "project," "shall," "should," "will," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements herein may include, for example, statements about:

- our ability to select an appropriate target business or businesses;

- our ability to consummate our initial business combination;

- our expectations around the performance of a prospective target business or businesses;

- our success in retaining or recruiting, or changes required in, our executive officers, key employees or directors following our initial business combination;

- our directors and executive officers allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination;

- our potential ability to obtain additional financing to consummate our initial business combination;

- our pool of prospective target businesses;

- the ability of our directors and executive officers to generate a number of potential business combination opportunities;

- the use of proceeds not held in the Trust Account or available to us from interest income on the Trust Account balance;

- the Trust Account not being subject to claims of third parties; or

- our financial performance.

Additional information on these and other factors that may cause actual results and the Company's performance to differ materially is included in the Company's periodic reports filed with the Securities and Exchange Commission (the "SEC"), including but not limited to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, including those factors described under the heading "Risk Factors" therein, and subsequent Quarterly Reports on Form 10-Q. Copies of the Company's filings with the SEC are available publicly on the SEC's website at www.sec.gov or may be obtained by contacting the Company. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. These forward-looking statements are made only as of the date hereof, and the Company undertakes no obligations to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

QUESTIONS AND ANSWERS ABOUT THE PROXY MATERIALS AND OUR ANNUAL GENERAL MEETING

The information provided in the "question and answer" format below is for your convenience only and is merely a summary of the information contained in this proxy statement. You should read this entire proxy statement carefully.

What is a quorum?

A quorum is the minimum number of shares required to be present at the Annual General Meeting for the Annual General Meeting to be properly held under our Articles (defined below) and the Companies Act (as amended) of the Cayman Islands (the "Companies Act"). The presence, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, of the holders of a simple majority of the issued and outstanding Ordinary Shares (defined below) entitled to vote at the Annual General Meeting constitutes a quorum. Proxies that are signed and dated but marked "abstain" and proxies relating to "street name" shares that are returned to us but marked by brokers as "not voted" (so-called "broker non-votes") will be treated as shares present for purposes of determining the presence of a quorum. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" matters, such as the Director Election Proposal and the Adjournment Proposal (defined below).

What is the effect of giving a proxy?

Proxies are solicited by and on behalf of our board of directors. Hassan Baqar has been designated as the proxy by our board of directors. When proxies are properly dated, executed and returned, the shares represented by such proxies will be voted at the Annual General Meeting in accordance with the instructions of the shareholder. If no specific instructions are given, however, the shares will be voted in accordance with the recommendations of our board of directors as described below. If any matters not described in this proxy statement are properly presented at the Annual General Meeting, the proxy holders will use their own judgment to determine how to vote the shares. If the Annual General Meeting is adjourned, the proxy holders can vote the shares on the new Annual General Meeting date as well, unless you have properly revoked your proxy instructions, as described above.

Who will solicit and pay the cost of soliciting proxies for the Annual General Meeting?

Our board of directors is soliciting proxies for use at the Annual General Meeting. All costs associated with this solicitation will be borne directly by the Company. We have engaged Advantage Proxy, Inc. ("Advantage Proxy") to assist in the solicitation of proxies for the Annual General Meeting. We have agreed to pay Advantage Proxy a fee of $7,000, plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy against certain losses, damages, expenses, liabilities or claims. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of the Class A ordinary shares, par value $0.0001 per share, of the Company ("Class A Ordinary Shares") for their expenses in forwarding soliciting materials to beneficial owners of Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

What matters am I voting on?

Holders of Class A Ordinary Shares and holders of Class B ordinary shares, par value $0.0001 per share (the "founder shares" or "Class B Ordinary Shares" and together with the Class A Ordinary Shares, the "Ordinary Shares") will be voting on the following proposals.

1. **Director Election Proposal**: To appoint Charles Nearburg as a Class I director on the Company's board of directors to serve until the 2028 annual general meeting, until his successor is duly elected and qualified, or until his earlier death, resignation or removal (the "Director Election Proposal").

2. **Auditor Ratification Proposal**: To ratify the appointment of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025 (the "Auditor Ratification Proposal").

3. **Adjournment Proposal**: To approve the adjournment of the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting.

When and where will the Annual General Meeting be held?

The Annual General Meeting will be held at 10:00 a.m. Eastern Time, on December 2, 2025, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via live webcast online at *https://www.cstproxy.com/aldelfinancialii/2025*, or at such other time, on such other date and at such other place to which the meeting may be postponed or adjourned. Shareholders are encouraged to observe the meeting virtually. The virtual meeting format allows attendance from any location in the world. You can attend the meeting, vote, and submit questions via live audio webcast by visiting *https://www.cstproxy.com/aldelfinancialii/2025* and entering the control number found on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares.

How does our board of directors recommend that I vote on these proposals?

Our board of directors recommends a vote:

- "FOR" the appointment of Charles Nearburg as a Class I director;
- "FOR" the ratification of the appointment of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025; and
- "FOR" the Adjournment Proposal, if presented.

Who is entitled to vote?

Holders of our Ordinary Shares as of the close of business on October 29, 2025, the record date, are entitled to vote at the Annual General Meeting. As of the record date, there were 29,868,214 Ordinary Shares issued and outstanding, consisting of 23,707,500 Class A Ordinary Shares and 6,160,714 Class B Ordinary Shares. In deciding all matters at the Annual General Meeting, each shareholder will be entitled to one vote for each Ordinary Share held by them on the record date. Holders of Class A Ordinary Shares and holders of Class B Ordinary Shares will vote together as a single class on all matters submitted to a vote of our shareholders at the Annual General Meeting. We do not have cumulative voting rights for the election of directors.

Registered Shareholders. If our shares are registered directly in your name with our transfer agent, Continental, you are considered the shareholder of record with respect to those shares. As the shareholder of record, you have the right to grant your voting proxy directly to the individuals listed on the proxy card or to vote in person at the Annual General Meeting.

Street Name Shareholders. If our shares are held on your behalf in a brokerage account or by a bank or other nominee, you are considered the beneficial owner of those shares held in "street name," and your broker or nominee is considered the shareholder of record with respect to those shares. As the beneficial owner, you have the right to direct your broker or nominee as to how to vote your shares. However, since a beneficial owner is not the shareholder of record, you may not vote your Ordinary Shares at the Annual General Meeting unless you follow your broker's procedures for obtaining a legal proxy. Throughout this proxy, we refer to shareholders who hold their shares through a broker, bank or other nominee as "beneficial owners" or "street name shareholders."

How do I vote?

    Registered Shareholders.   If you are a holder of record of Ordinary Shares on the record date for the Annual General Meeting, you may vote in person at the Annual General Meeting or by submitting a proxy for the Annual General Meeting.

    Voting by Proxy.   You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. By signing, dating and returning the proxy card, you are authorizing the individual(s) named on the proxy card to vote your shares at the Annual General Meeting in the manner you indicate. You are encouraged to complete, sign, date and return the proxy card even if you plan to attend the Annual General Meeting so that your shares will be represented and voted if you are unable to attend the Annual General Meeting. If you receive more than one proxy card, it is an indication that your shares are held in multiple accounts. Please complete, sign, date and return all proxy cards to ensure that all of your shares are voted. If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Annual General Meeting. If you fail to return your proxy card and do not vote in person or by proxy at the Annual General Meeting, your shares (i) will not be counted for the purposes of determining whether a quorum is present at the Annual General Meeting or whether the Director Election Proposal, the Auditor Ratification Proposal or Adjournment Proposal (as the case may be) is approved by the requisite votes.

    Voting in Person.   If you attend the Annual General Meeting and plan to vote in person at the offices of the Company, you will be provided with a ballot at the Annual General Meeting.

    Voting Electronically.   You may attend and vote at the Annual General Meeting by visiting *https://www.cstproxy.com/aldelfinancialii/2025* and entering the control number found on your proxy card.

    Street name shareholders.   If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Annual General Meeting and vote in person, obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Annual General Meeting. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

How do I attend the Annual General Meeting via live audio webcast?

    If you are a registered shareholder, you will receive a proxy card which contains instructions on how to attend the Annual General Meeting via live audio webcast including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at 917-262-2373, or email proxy@continentalstock.com.

    You can pre-register to attend the Annual General Meeting starting November 25, 2025 at 9:00 a.m., Eastern Time (five business days prior to the meeting date) by *https://www.cstproxy.com/aldelfinancialii/2025* and entering your control number, name and email address. Once you pre-register you can vote or enter questions in the chat box during the Annual General Meeting. At the start of the Annual General Meeting, you will need to log in again using your control number and will also be prompted to enter your control number if you vote during the Annual General Meeting.

    If you hold your shares in "street name," which means your shares are held of record by a bank, broker or nominee, you will need to contact Continental to receive a control number. If you plan to vote at the Annual General Meeting, you will need to have a legal proxy from your bank, broker or other nominee or if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. In either case, you must contact Continental for specific instructions on how to receive the control number. Continental can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

If you do not have access to Internet, you can listen only to the meeting by dialing +1 800-450-7155 (toll-free) (or +1 857-999-9155 (standard rates apply) if you are located outside the United States and Canada (standard rates apply)) and when prompted enter the conference ID number: 5758246#. Please note that you will not be able to vote or ask questions at the Annual General Meeting if you choose to participate telephonically.

A separate conference line to allow participants to communicate with each other during the Annual General Meeting will also be made available.

How may my brokerage firm or other intermediary vote my shares if I fail to provide timely instructions?

Brokerage firms and other intermediaries holding our shares in street name for customers are generally required to vote such shares in the manner directed by their customers. In the absence of timely instructions, your broker will have discretion to vote your shares on our sole "routine" matter: the proposal to ratify the appointment of Fruci & Associates II, PLLC. Your broker will not have discretion to vote on the appointment of Charles Nearburg as a Class I director or the Adjournment Proposal, which are each "non-routine" matters, absent direction from you.

How many votes are needed for approval of each proposal?

- *Proposal No. 1 — Director Election Proposal*:   The election of the Class I director must be approved by an ordinary resolution under Cayman Islands law and our amended and restated articles of association (the "Articles"), being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

- *Proposal No. 2 — Auditor Ratification Proposal*:   The ratification of the appointment of Fruci & Associates II, PLLC requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting. Brokers are entitled to vote on this proposal, and therefore broker non-votes are not expected to exist and will have no effect on the outcome of this proposal.

- *Proposal No. 3 — Adjournment Proposal*:   The approval of the adjournment of the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal and/or the Auditor Ratification Proposal, which will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting, requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual meeting.

What if I want to vote against or don't want to vote for any of the proposals?

If you do not want any of the proposals to be approved, you should vote against such proposal. A shareholder's failure to vote by proxy or to vote in person at the Annual General Meeting will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

How do the Company's insiders intend to vote their shares?

The initial shareholders of the Company collectively have the right to vote approximately 21.0% of the Company's issued and outstanding Ordinary Shares and are expected to vote all of their shares in favor of each proposal to be voted upon by our shareholders.

Can I change my vote after I have mailed my signed proxy card?

Yes. Shareholders may send a later-dated, signed proxy card to the Company's board of directors at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, so that it is received prior to the vote at the Annual General Meeting (which is scheduled to take place on December 2, 2025). Shareholders also may revoke their proxy by sending a notice of revocation to the Company's board of directors, which must be received prior to the vote at the Annual General Meeting. Shareholders may also attend the Annual General Meeting in person, revoke their proxy and vote. However, if your shares are held in "street name" by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

How are votes counted?

Voting on all resolutions at the Annual General Meeting will be conducted by way of a poll rather than on a show of hands. On a poll, votes are counted according to the number of shares registered in each shareholder's name which are voted, with each Ordinary Share carrying one vote.

Votes will be counted by the inspector of election appointed for the meeting, who will separately count "FOR" and "AGAINST" votes, abstentions and broker non-votes for each of the proposals. At the Annual General Meeting, only those votes which are actually cast, either "FOR" or "AGAINST" the Director Election Proposal, the Auditor Ratification Proposal or the Adjournment Proposal, will be counted for the purposes of determining whether the relevant proposal is approved, and any Ordinary Shares which are not voted at the Annual General Meeting will have no effect on the outcome of such votes. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

Where will I be able to find the voting results of the Annual General Meeting?

We will announce preliminary voting results at the Annual General Meeting. We will also disclose voting results on a Current Report on Form 8-K that we will file with the SEC within four business days after the Annual General Meeting. If final voting results are not available to us in time to file a Current Report on Form 8-K within four business days after the Annual General Meeting, we will file a Current Report on Form 8-K to publish preliminary results and will provide the final results in an amendment to such Current Report on Form 8-K as soon as they become available.

Are there any appraisal or similar rights for dissenting shareholders?

Neither the Companies Act nor our Articles provide for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the Annual General Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

What should I do if I receive more than one set of voting materials?

You may receive more than one set of voting materials, including multiple copies of this proxy statement and multiple proxy cards or voting instruction cards, if your shares are registered in more than one name or are registered in different accounts. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your shares.

What is the deadline to propose actions for consideration at next year's annual general meeting or to nominate individuals to serve as directors?

Our Articles provides for advance notice procedures with respect to shareholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of our board of directors. In order for any matter to be properly brought before an annual general meeting, a shareholder will have to comply with advance notice requirements. Generally, to be timely, a shareholder notice must be received at our principal executive offices not less than 120 calendar days prior to the date of our proxy statement released to shareholders in connection with the prior year's annual general meeting or, if we did not hold an annual general meeting the previous year, or if the date of the current year's annual general meeting has been changed by more than 30 days from the date of the previous year's annual general meeting, then the deadline shall be set by the board of directors with such deadline being a reasonable time before we begin to print and send our related proxy materials. Any shareholder proposal to be submitted at the 2026 annual general meeting will not be considered timely unless notice is received not later than close of business on August 4, 2026.

Who can help answer my questions?

If you have questions about the Annual General Meeting or the proposals, or if you need additional copies of the proxy statement, our Annual Report (defined below) or the enclosed proxy card you should contact:

Aldel Financial II, Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143
Attn: Daniel Lin
Telephone: (847) 791 6817
Attn: Hassan Baqar

You may also contact the Company's proxy solicitor at:

Advantage Proxy, Inc.
PO Box 10904
Yakima, WA 98909
Telephone: 866-894-0536 (toll-free)
Email: Ksmith@advantageproxy.com

THE ANNUAL GENERAL MEETING

Date, Time, Place and Purpose of the Annual General Meeting

The Annual General Meeting will be held on Tuesday, December 2, 2025 at 10:00 a.m., Eastern Time, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via the Internet at *https://www.cstproxy.com/aldelfinancialii/2025*, to consider and vote upon the proposals to be put to the Annual General Meeting. Shareholders are encouraged to observe the meeting virtually.

At the Annual General Meeting, the holders of Class A Ordinary Shares and the holders of Class B Ordinary Shares will be asked to consider and vote upon the following proposals.

1. **Director Election Proposal**:   To appoint Charles Nearburg as a Class I director on the Company's board of directors to serve until the 2028 annual general meeting, until his successor is duly elected and qualified, or until his earlier death, resignation or removal (the "Director Election Proposal").

2. **Auditor Ratification Proposal**:   To ratify the appointment of Fruci & Associates II, PLLC as the Company's independent registered public accounting firm for the Company's fiscal year ending December 31, 2025 (the "Auditor Ratification Proposal").

3. **Adjournment Proposal**:   To approve the adjournment of the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal or the Auditor Ratification Proposal (the "Adjournment Proposal"), which will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting.

Voting Power; Record Date

Only shareholders of record of the Company as of the close of business on October 29, 2025, the "record date", are entitled to notice of, and to vote at, the Annual General Meeting or any adjournment or postponement thereof. Each Ordinary Share entitles the holder thereof to one vote. If your shares are held in "street name" or are in a margin or similar account, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. On the record date, there were 29,868,214 Ordinary Shares issued and outstanding, including 23,707,500 Class A Ordinary Shares and 6,160,714 Class B Ordinary Shares. The Company's warrants do not have voting rights in connection with the proposals.

Quorum and Vote of Shareholders

A quorum is the minimum number of shares required to be present at the Annual General Meeting for the Annual General Meeting to be properly held under our Articles and the Companies Act. The presence, in person or by proxy, or if a corporation or other non-natural person, by its duly authorized representative or proxy, of the holders of one third of the issued and outstanding Ordinary Shares entitled to vote at the Annual General Meeting constitutes a quorum. Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to us but marked by brokers as "not voted" (so-called "broker non-votes") will be treated as shares present for purposes of determining the presence of a quorum. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" matters, such as the appointment of Charles Nearburg as a Class I director and the Adjournment Proposal.

Votes Required

- *Proposal No. 1 — Director Election Proposal*:   The election of the Class I director must be approved by an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

- *Proposal No. 2 — Auditor Ratification Proposal*:   The ratification of the appointment of Fruci & Associates II, PLLC requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting. Brokers are entitled to vote on this proposal, and therefore broker non-votes are not expected to exist and will have no effect on the outcome of this proposal.

- *Proposal No. 3 — Adjournment Proposal:*   The approval of the adjournment of the Annual General Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal and/or the Auditor Ratification Proposal, which will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting, requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual meeting.

If you do not want any of the proposals to be approved, you should vote against such proposal. A shareholder's failure to vote by proxy or to vote in person at the Annual General Meeting will not be counted towards the number of Ordinary Shares required to validly establish a quorum. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

Voting

Our board of directors is asking for your proxy. By signing, dating and returning the proxy card, you are authorizing the individual(s) named on the proxy card to vote your shares at the Annual General Meeting in the manner you indicate. You may vote for, against or withhold your vote for the proposal or you may abstain from voting. All valid proxies received will be voted, and where a shareholder specifies by means of the proxy a choice with respect to any matter to be acted upon, the shares will be voted in accordance with the specification so made. If no choice is indicated on the proxy, the shares will be voted "FOR" each of the proposals and as the proxy holders may determine in their discretion with respect to any other matters that may properly come before the Annual General Meeting.

You can vote your Ordinary Shares at the Annual General Meeting in person or by proxy. If you attend the Annual General Meeting and plan to vote in person at the offices of the Company, you will be provided with a ballot at the Annual General Meeting. You may also attend and vote at the Annual General Meeting by visiting *https://www.cstproxy.com/aldelfinancialii/2025* and entering the control number found on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Annual General Meeting and vote in person, obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Annual General Meeting. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

Proxies that are marked "abstain" and proxies relating to "street name" shares that are returned to us but marked by brokers as "not voted" (so-called "broker non-votes") will be treated as shares present for purposes of determining the presence of a quorum. If a shareholder does not give the broker voting instructions, under applicable self-regulatory organization rules, its broker may not vote its shares on "non-routine" matters, such as the appointment of Charles Nearburg as a Class I director and the Adjournment Proposal.

Shareholders who have questions or need assistance in completing or submitting their proxy cards should contact our proxy solicitor, Advantage Proxy, Inc. ("Advantage Proxy"), at 866-894-0536 (toll-free) or by sending a letter to PO Box 10904, Yakima, WA 98909, or by emailing Ksmith@advantageproxy.com.

Revocability of Proxies

Shareholders may send a later-dated, signed proxy card to the Company's board of directors at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, so that it is received prior to the vote at the Annual General Meeting (which is scheduled to take place on December 2, 2025). Shareholders also may revoke their proxy by sending a notice of revocation to the Company's board of directors, which must be received prior to the vote at the Annual General Meeting. However, if your shares are held in "street name" by your broker, bank or another nominee, you must contact your broker, bank or other nominee to change your vote.

Attendance at the Annual General Meeting

The Annual General Meeting will be held at 10:00 a.m. Eastern Time, on Tuesday, December 2, 2025, at the offices of the Company, located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143, and virtually via live webcast online at *https://www.cstproxy.com/aldelfinancialii/2025*. Shareholders are encouraged to observe the meeting virtually. The virtual meeting format allows attendance from any location in the world. You can attend the meeting, vote, and submit questions via live audio webcast by visiting *https://www.cstproxy.com/aldelfinancialii/2025* and entering the control number found on your proxy card. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage-paid envelope. If you hold your shares in "street name," which means your shares are held of record by a broker, bank or nominee, you should contact your broker, bank or nominee to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the Annual General Meeting and vote in person, obtain a legal proxy from your broker, bank or nominee authorizing you to vote these shares and email a copy (a legible photograph is sufficient) of your proxy to proxy@continentalstock.com no later than 72 hours prior to the Annual General Meeting. Street name shareholders should contact their bank, broker or nominee for instructions regarding obtaining a legal proxy.

Solicitation of Proxies

The Company is soliciting proxies for use at the Annual General Meeting. All costs associated with this solicitation will be borne directly by the Company. We have engaged Advantage Proxy to assist in the solicitation of proxies for the Annual General Meeting. We have agreed to pay Advantage Proxy a fee of $7,000, plus disbursements, and will reimburse Advantage Proxy for its reasonable out-of-pocket expenses and indemnify Advantage Proxy against certain losses, damages, expenses, liabilities or claims. We will also reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of Class A Ordinary Shares for their expenses in forwarding soliciting materials to beneficial owners of Class A Ordinary Shares and in obtaining voting instructions from those owners. Our directors and officers may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.

You may contact Advantage Proxy at:

Advantage Proxy, Inc.
PO Box 10904
Yakima, WA 98909
Telephone: 866-894-0536 (toll-free)
Email: Ksmith@advantageproxy.com

Some banks and brokers have customers who beneficially own Ordinary Shares listed of record in the names of nominees. We intend to request banks and brokers to solicit such customers and will reimburse them for their reasonable out-of-pocket expenses for such solicitations. If any additional solicitation of the holders of our outstanding Ordinary Shares is deemed necessary, we (through our directors and officers) anticipate making such solicitation directly.

Dissenters' Rights of Appraisal

Neither the Companies Act nor our Articles provide for appraisal or other similar rights for dissenting shareholders in connection with any of the proposals to be voted upon at the Annual General Meeting. Accordingly, our shareholders will have no right to dissent and obtain payment for their shares.

Other Business

Our board of directors does not know of any other matters to be presented at the Annual General Meeting. If any additional matters are properly presented at the Annual General Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares they represent in accordance with their own judgment on such matters.

Principal Executive Offices

Our principal executive offices are located at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143. Our telephone number is (847) 791 6817. Our corporate website address is https://aldelfinancial.com. Our website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement.

BOARD OF DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Our business affairs are managed under the direction of our board of directors, which is currently composed of five members. Five of our directors are independent within the meaning of the listing standards of The Nasdaq Stock Market LLC ("Nasdaq").

Our board of directors is divided into three classes, with only one class of directors being appointed in each year, and with each class (except for those directors appointed prior to our first annual general meeting) serving a three-year term.

The following table sets forth the names, ages as of October 29, 2025, and certain other information for the Class I director, who is a nominee for election as director at the Annual General Meeting and the Class II and III directors, all of whom are continuing members of our board of directors:

Name	Class	Age	Position	Director Since	Current Term Expiring	Expiration of Term for which Nominated
Directors/Nominees						
Charles Nearburg[(1)(2)]	I	75	Director	2025	2025	2028
Stuart Kovensky[(1)(2)]	II	58	Director	2024	2026	—
Meltem Demirors[(1)(2)]	II	38	Director	2024	2026	—
Jonathan Marshall	III	62	Director	2024	2027	—
Robert I. Kauffman	III	62	Chairman and Chief Executive Officer	2024	2027	—

(1) Member of our audit committee

(2) Member of our compensation committee

Nominee for Class I Director

Charles E. Nearburg, has been a director since October 27, 2025. Founding Nearburg Producing Company in 1979, Charles grew it into one of the Top 100 Independent Producers in the U.S., and always operating in an environmentally conscious way, received two Environmental Awards from the Bureau of Land Management. In 2016 – 2017 Nearburg sold the majority of its producing assets to two firms backed by Warburg Pincus and Carnelian Capital. Mr. Nearburg also owns STOL Aviation which is developing a world class "back country" short take-off and landing airplane, and Nearburg Racing which prepares vintage Formula 1 cars for competition. He is also a minority owner and advisory board member of McLaren Racing LTD, a top Formula 1 and Indy Car Team.

In honor of his son, Rett, who lost an 11-year battle with Ewing's at age 21, Mr. Nearburg devotes substantial time and resources in support of Ewing's Sarcoma cancer research and was instrumental in founding the Rett Nearburg International Ewing's Sarcoma Research Symposia, of which six have now been held (www.rett.org). In 2024, he launched the Ewing Sarcoma Institute which is dedicated to radically improving outcomes for Ewing Sarcoma patients by uniting the global community to accelerate collaborative scientific discovery and development of breakthrough treatments (www.ewingsarcoma.org).

A lifelong car racer, his career includes driving a 333SP Ferrari at Le Mans, finishing 4th and 10th overall at the Sebring 12-Hours, and driving the late Walter Payton's Indy Car in the 1997 CART/FedEx Championship. In September 2010 at the Bonneville Salt Flats driving the "Spirit of Rett" streamliner, Mr. Nearburg set a 414 MPH FIA record with a top speed of 422 MPH. This made the "Spirit of Rett" the fastest single engine normally aspirated car in history, as well as the 3rd fastest internal combustion engine car in history. Mr. Nearburg is one of only six people in history to have set a piston engine car record at over 400 MPH. The "Spirit of Rett" was built in the Nearburg Racing shop.

A graduate of Dartmouth College, Mr. Nearburg received AB, BE, and ME degrees at Dartmouth's Thayer School of Engineering, where he has been on the Board of Advisors for 30 years. He is also a Trustee of University of Texas Southwestern Medical Foundation; the Petersen Automotive Museum in Los

Angeles; the Art Center College of Design in Pasadena; and a Life Trustee of the St. Mark's School of Texas in Dallas. He is a past Trustee of the Maryland Institute College of Art in Baltimore; The Hockaday School in Dallas; and the Hood Museum of Art at Dartmouth College.

Continuing Class II Directors

Stuart Kovensky has been a director of the Company since October 21, 2024. Mr. Kovensky is an experienced C-Suite executive, investor and board member with over 25 years of experience in investment management, business development, fund-raising and corporate governance. Since 2023, Mr. Kovensky has served as the Managing Member of Cogent Advisory LLC, a firm he founded and where he focuses on providing corporate advisory and director services. Between January 2006 and December 2022, Mr. Kovensky was the Co-CEO, CIO and member of the board of directors of Onex Credit Partners, a firm that he co-founded in 2006 and was subsequently sold to Onex Corp. Onex Credit Partners is a multi-strategy investor in both public and private non-investment grade credit markets with assets under management in excess of $25 billion. In his role at Onex Credit, Stuart shared responsibility for all aspects of the firms' operations with a focus on investment management and marketing as well as business development, in which capacity he spearheaded key areas of strategic expansion that helped the firm grow significantly, both organically and through strategic acquisitions.

Prior to co-founding Onex Credit Partners, Mr. Kovensky was a Portfolio Manager and Co-Head of the opportunistic credit strategy at John A. Levin and Co. from 2001 – 2005. From 1995 – 2000 he was a Partner and Head of Research at Murray Capital Management. Mr. Kovensky began his career at Chase Manhattan Bank in 1989 where he gained experience in High Yield Finance, Structured Finance and International Trade Finance. Mr. Kovensky recent board experience includes The Guitar Center, Multi-Tech Holdings, Artera Services, At Home Cayman, Inc and CWT Travel Services. He is also an advisory board member of meetperry, inc.

Meltem Demirors has been a director of the Company since October 21, 2024. Since 2024, Ms. Demirors has served as the Managing Partner of Crucible Capital, an investment firm she founded which focuses on the intersection of cryptocurrencies, physical infrastructure, and commodities markets. From 2018 to 2023, Ms. Demirors served as Chief Strategy Officer at CoinShares, a publicly listed European investment company specialising in digital assets, where she oversaw investments to provide institutional investors with thematic, risk-managed exposure to the emerging crypto asset ecosystem and served as managing director of the firm's US operations. From 2015 until 2018, Ms. Demirors led the Development team at Digital Currency Group, one of the largest digital asset investment firms in the world. Previously, Ms. Demirors was a strategy consultant in Deloitte's Oil & Gas practice. She is a frequent contributor to broadcast and print media and is a Program Fellow at the Oxford Saïd Business School where she has been overseeing the Blockchain Strategy Programme since 2017. Ms. Demirors holds a BA in Mathematical Economics from Rice University, and an MBA from the MIT Sloan School of Management. We believe that Ms. Demiror is qualified to serve on our board of directors due to her experience in public companies, financial markets and management skills.

Continuing Class III Directors

Jonathan S. Marshall has been a director of the Company since October 21, 2024. Since June 2018, Mr. Marshall has served as the Executive Director of the Race Team Alliance (RTA), a 501(c)(6) organization that represents the collective interests of the race teams that compete in the NASCAR Cup Series. As Executive Director, he works closely with the leadership of the member race teams with a mandate to advance their collective interests in the sport. He has served in that role since 2018. Prior to the RTA, from November 2013 to April 2018, Mr. Marshall was the Chief Operating Officer and General Counsel of the World Surf League ("WSL") having joined the WSL as its General Counsel before being promoted to COO. In addition to his legal background, Mr. Marshall has a wide range of experience in the fields of media distribution, financing, licensing and sales, mergers and acquisitions and corporate transactions.

Prior to joining WSL, from January 2011 to October 2013, Mr. Marshall was SVP, Business Development & Strategy at USA TODAY Sports Media Group, where he oversaw the operations for USA TODAY High School Sports, sports digital properties and sports analytics. Prior to that, Mr. Marshall was President of Television at Westwood One. He began his professional career with the law firm, Shearman &

Sterling before moving to work in the entertainment practice at Loeb & Loeb, LLP. Mr. Marshall has been a member of the California State Bar since 1988 and is a graduate of the Tulane Law School (J.D.) and the A.B. Freeman School of Business at Tulane University (B.A.). We believe Mr. Marshall is qualified to serve on our board of directors based on his extensive management expertise and legal experience.

Robert I. Kauffman has served a director of the Company since July 2024. Mr. Kauffman has been the Chairman of the board of directors and the Company's Chief Executive Officer since August 2024. Mr. Kauffman was a co-founder, principal and member of the board of directors of Fortress Investment Group LLC from its founding in 1998 until 2012. During his tenure at the firm, Mr. Kauffman served as a member of Fortress's management committee and was responsible for the management of Fortress's European private equity investment operations. While at Fortress Mr. Kauffman was primarily focused on financial services, real estate, distressed debt restructurings, and other asset based businesses. During his career, he has been involved in a wide variety of investment activities, including private fund raising, initial public offerings, primary and secondary public share offerings in multiple jurisdictions, take private transactions, as well as billions of dollars of bank and capital market debt financings and securitizations.

Prior to co-founding Fortress, Mr. Kauffman served as a managing director at UBS, from 1997 to 1998 in its Principal Finance area. Prior to that he was a principal at BlackRock Financial Management Inc., from 1993 to 1997 playing a key role in raising and investing their first Private Equity Fund, BlackRock Asset Investors. Previously, Mr. Kauffman worked at Lehman Brothers from 1986 to 1993 primarily focused on the mortgage and securitization markets both in the US and Europe.

Since his departure from Fortress in 2012, Mr. Kauffman has brought his extensive business experience to a variety of private and public investments, including the IPO of Aldel Financial Inc. and its successful merger with Hagerty Inc (HGTY), the largest specialty insurer of collector cars.

Mr. Kauffman serves on the board of directors of Hagerty Inc, Chairman of the Board of Global Net Lease Realty, a publicly traded REIT, and an advisory board member of McLaren Racing LTD., a leading UK based Formula1 racing team. Mr. Kauffman is currently the chairman of the Race Team Alliance, an association of NASCAR Cup Series teams; and the owner of RK Motors, a leading restorer and reseller of classic cars.

Mr. Kauffman is also an investor and advisory board member of Off The Chain Capital, a cryptocurrency focused hedge fund. Mr. Kauffman earned a degree in Business Administration from Northeastern University in 1986.

Director Independence

The Nasdaq listing standards require that a majority of our board of directors be independent. An "independent director" is defined generally as a person other than an executive officer or employee of the company or its subsidiaries or any other individual having a relationship which, in the opinion of the company's board of directors, would interfere with the director's exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors determined that a majority of our board of directors, consisting of Charles Nearburg, Stuart Kovensky, and Meltem Demirors, are "independent directors" as defined in the Nasdaq listing standards. Our independent directors have regularly scheduled meetings at which only independent directors are present.

Board Leadership Structure and Role in Risk Oversight

Mr. Kauffman is our Chairman and Chief Executive Officer. The decision whether to combine or separate these positions depends on what our board of directors deems to be in the long-term interest of shareholders in light of prevailing circumstances. Our board of directors has deemed the current leadership structure to be appropriate given the Company's limited business purpose of effecting an initial business combination. Our board of directors believes the Company is well served by the current leadership structure. Our board of directors is actively involved in overseeing our risk oversight processes. Our board of directors focuses on our general risk oversight strategy and ensures that appropriate risk mitigation strategies are implemented by management. Further, operational and strategic presentations by management to our board of directors include consideration of the challenges and risks of our business, and our board and management actively engage in discussions on these topics. In addition, each of our board's committees considers risk within its area of responsibility. For example, the audit committee provides oversight to legal and compliance matters and assesses the adequacy of our risk-related internal controls.

Board Meetings and Committees

During the fiscal year ended December 31, 2024, our board of directors held one (1) meeting, the audit committee held one (1) meeting and the compensation committee held no meetings. During the fiscal year ended December 31, 2024 each of Stuart Kovensky, Meltem Demirors, and Peter Early attended at least 75% of the aggregate number of meetings of our board of directors held during the period for which such director was a member of our board of directors, and each of Stuart Kovensky, Meltem Demirors, and Peter Early attended at least 75% of the aggregate number of meetings of our audit committee during the period for which such director served on the audit committee. Mr. Early resigned from the Board of Directors effective October 27, 2025.

Although we do not have a formal policy regarding attendance by members of our board of directors at annual general meetings of shareholders, we encourage, but do not require, our directors to attend.

Our board of directors has established an audit committee, a nominating and governance committee and a compensation committee. The composition and responsibilities of each of the committees of our board of directors is described below. Members will serve on these committees until their death, removal, resignation or until as otherwise determined by our board of directors.

Audit Committee

We have established an audit committee of the board of directors. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members of the audit committee, each of whom must be independent. Charles Nearburg, Stuart Kovensky, and Meltem Demirors serve as members of our audit committee, and Mr. Kovensky serves as the chairman of the audit committee. Our board of directors determined that each of Charles Nearburg, Stuart Kovensky, and Meltem Demirors are independent under the Nasdaq listing standards and applicable SEC rules. Each member of the audit committee is financially literate and our board of directors determined that Stuart Kovensky qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which is available on our website and details the principal functions of the audit committee, including:

- meeting with our independent registered public accounting firm regarding, among other issues, audits, and adequacy of our accounting and control systems;

- monitoring the independence of the independent registered public accounting firm;

- verifying the rotation of the lead (or coordinating) audit partner having primary responsibility for the audit and the audit partner responsible for reviewing the audit as required by law;

- inquiring and discussing with management our compliance with applicable laws and regulations;

- pre-approving all audit services and permitted non-audit services to be performed by our independent registered public accounting firm, including the fees and terms of the services to be performed;

- appointing or replacing the independent registered public accounting firm;

- determining the compensation and oversight of the work of the independent registered public accounting firm (including resolution of disagreements between management and the independent auditor regarding financial reporting) for the purpose of preparing or issuing an audit report or related work;

- establishing procedures for the receipt, retention and treatment of complaints received by us regarding accounting, internal accounting controls or reports which raise material issues regarding our financial statements or accounting policies;

- monitoring compliance on a quarterly basis with the terms of the IPO and, if any noncompliance is identified, immediately taking all action necessary to rectify such noncompliance or otherwise causing compliance with the terms of the IPO; and

- reviewing and approving all payments made to our sponsor, namely Aldel Investors II LLC (the Sponsor), directors or executive officers and their respective affiliates. Any payments made to members of our audit committee will be reviewed and approved by our board of directors, with the interested director or directors abstaining from such review and approval.

Compensation Committee

We have established a compensation committee of our board of directors. The members of our compensation committee are Charles Nearburg, Stuart Kovensky, and Meltem Demirors, and Meltem Demirors serves as chair of the compensation committee.

Under the Nasdaq listing standards, we are required to have a compensation committee composed entirely of independent directors. Our board of directors determined that each of Charles Nearburg, Stuart Kovensky, and Meltem Demirors are independent. We have adopted a compensation committee charter, which is available on our website and details the principal functions of the compensation committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

- reviewing and approving the compensation of all of our other Section 16 officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;

- producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by the Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, the members of which are Stuart Kovensky, Meltem Demirors, and Charles Nearburg. Charles Nearburg serves as chair of the nominating and corporate governance committee.

We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

- identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting of shareholders or to fill vacancies on the board of directors;

- developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

- coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

- reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm's fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Code of Ethics

We have adopted a Code of Ethics applicable to our directors, executive officers and employees. A copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Communications with our Board of Directors

Interested parties wishing to communicate with our board of directors or with an individual member or members of our board of directors may do so by writing to our board of directors or to the particular member or members of our board of directors, and mailing the correspondence to Aldel Financial II Inc., 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143. Each communication should set forth (i) the name and address of the shareholder, as it appears on our books, and if the shares are held by a nominee, the name and address of the beneficial owner of such shares, and (ii) the number of shares that are owned of record by the record holder and beneficially by the beneficial owner. Our management, in consultation with appropriate members of our board of directors as necessary, will review all incoming communications and, if appropriate, all such communications will be forwarded to the appropriate member or members of our board of directors, or if none is specified, to the Chairman of our board of directors.

Executive Officer and Director Compensation and Other Interests

None of our directors or executive officers have received any cash compensation for services rendered to the Company. Until consummation of an initial business combination, the Company will pay our Sponsor an aggregate fee of $20,000 per month for office space and secretarial and administrative services. However, this arrangement is solely for the benefit of the Company and is not intended to provide any of our directors or executive officers with compensation in lieu of a salary.

On July 19, 2024, our Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration of 5,750,000 Class B ordinary shares, which we refer to as the founder shares. On August 13, 2024, the Sponsor transferred 690,000 founder shares to our officers, directors, senior advisor, and FG Merchant Partner LP, resulting in the Sponsor holding 5,060,000 founder shares. On September 25, 2024, the Sponsor purchased an additional 410,714 founder shares for $0.004 per share, resulting in our initial shareholders holding an aggregate of 6,160,714 founder shares (5,470,714 of which are held by the Sponsor).

Our audit committee reviews on a quarterly basis all payments that were made by us to our Sponsor, any director or executive officer or their respective affiliates. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities or on our behalf in connection with identifying and consummating an initial business combination.

After the completion of our initial business combination, directors and executive officers who remain with us may be paid consulting or management fees from the combined company. All of these fees will be described, to the extent then known, in the proxy solicitation materials or tender offer materials furnished to our shareholders in connection with a proposed business combination. We have not established any limit on the amount of such fees that may be paid by the combined company to our directors or executive officers. It is unlikely the amount of such compensation will be known at the time of the proposed business combination, because the directors of the post-transaction business will be responsible for determining executive officer and director compensation. Any compensation to be paid to our executive officers will be determined, or recommended to the board of directors for determination, either by a compensation committee constituted solely by independent directors or by a majority of the independent directors on our board of directors.

We do not intend to take any action to ensure that our directors or executive officers maintain their positions with us after the consummation of our initial business combination, although it is possible that some or all of our directors and executive officers may negotiate employment or consulting arrangements to remain with us after our initial business combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management's motivation in identifying or selecting a target business, but we do not believe that the ability of our management to remain with us after the consummation of our initial business combination will be a determining factor in our decision to proceed with any potential business combination. We are not party to any agreements with our directors or executive officers that provide for benefits upon termination of employment.

In the event an initial business combination is consummated, we expect the combined company to develop an executive compensation program that is designed to align compensation with the combined company's business objectives and the creation of shareholder value, while enabling the combined company to attract, motivate and retain individuals who contribute to the long-term success of the combined company. We anticipate that decisions regarding executive compensation would reflect our belief that the executive compensation program must be competitive in order to attract and retain executive officers of the combined company.

Legal Proceedings

None.

Periodic Reporting and Audited Financial Statements

The Company has registered its securities under the Exchange Act and has reporting obligations, including the requirement to file annual and quarterly reports with the SEC. In accordance with the requirements of the Exchange Act, the Company's annual reports contain financial statements audited and reported on by the Company's independent registered public accounting firm. The Company has most recently filed with the SEC its Quarterly Report on Form 10-Q, as amended, covering the period ended June 30, 2025.

PROPOSAL NO. 1
DIRECTOR ELECTION PROPOSAL

Our board of directors is currently composed of five members. At the Annual General Meeting, one Class I director will be elected for a three-year term. Each director's term continues until the election and qualification of his or her successor, or such director's earlier death, resignation, or removal.

Nominees

Our Nominating and Corporate Governance Committee has recommended, and our board of directors has approved, Charles Nearburg as a nominee for appointment as a Class I director on our board of directors at the Annual General Meeting. If appointed, Charles Nearburg will serve as a director until the 2028 annual general meeting of the Company, until a successor is duly elected and qualified, or until his earlier death, resignation or removal. Charles Nearburg is currently a director of the Company. For information concerning the nominee, please see the section titled "*Board of Directors, Executive Officers and Corporate Governance*".

If you are a shareholder of record and you sign and date your proxy card but do not give instructions with respect to the voting on the Director Election Proposal, your shares will be voted "FOR" the appointment of Charles Nearburg as a Class I director; however, in the event that the director nominee is unable or declines to serve as a director at the time of the Annual General Meeting, the proxies will be voted for any nominee who shall be designated by our board of directors to fill such vacancy. If you are a street name shareholder and you do not give voting instructions to your broker or nominee, your broker will leave your shares un-voted on this matter.

Vote Required

The election of the Class I director must be approved by an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that Charles Nearburg be appointed as a Class I director on the Company's board of directors to serve until the 2028 annual general meeting of the Company, until his successor is duly elected and qualified, or until his earlier death, resignation or removal."

**THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE
NOMINEE NAMED ABOVE AND THE APPROVAL OF THE DIRECTOR ELECTION PROPOSAL.**

PROPOSAL NO. 2
AUDITOR RATIFICATION PROPOSAL

Upon the recommendation of the audit committee of our board of directors, our board of directors proposes that the shareholders ratify by ordinary resolution the appointment of Fruci & Associates II, PLLC to serve as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025. Fruci & Associates II, PLLC served as the independent registered public accounting firm of the Company for the fiscal year ended December 31, 2024. Our audit committee is submitting the appointment of Fruci & Associates II, PLLC to our shareholders because we value our shareholders' view on our independent registered public accounting firm and as a matter of good corporate governance. Representatives of Fruci & Associates II, PLLC are expected to be present at the Annual General Meeting, will have the opportunity to make a statement if they desire to do so and are expected to be available to respond to appropriate questions. If our shareholders do not ratify the appointment of Fruci & Associates II, PLLC, our board of directors may reconsider the appointment.

Fees Paid to the Independent Registered Public Accounting Firm

Fees for professional services provided by our independent registered public accounting firm since inception include:

	For the Fiscal Year ended December 31, 2024
Audit fees[1]	$29,000
Audit-related fees[2]	$11,000
Tax fees[3]	$ —
All other fees	$ —
Total fees	$40,000

(1) Audit fees.   Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by our independent registered public accounting firm in connection with statutory and regulatory filings.

(2) Audit-related fees.   Audit-related fees consist of fees billed for assurance and related services that are reasonably related to performance of the audit or review of our year-end financial statements and are not reported under "Audit Fees". These services include attest services that are not required by statute or regulation and consultation concerning financial accounting and reporting standards.

(3) Tax fees.   Tax fees consist of fees billed for professional services relating to tax compliance, tax planning, tax advice and financial and tax due diligence.

Auditor Independence

During the fiscal year ended December 31, 2024, there were no other professional services provided by Fruci & Associates II, PLLC, other than those listed above, that would have required our audit committee to consider their compatibility with maintaining the independence of Fruci & Associates II, PLLC.

Audit Committee Policy on Pre-Approval of Audit and Permissible Non-Audit Services of Independent Registered Public Accounting Firm

The audit committee is responsible for appointing, setting compensation and overseeing the work of the independent auditors. In recognition of this responsibility, the audit committee shall review and, in its sole discretion, pre-approve all audit and permitted non-audit services to be provided by the independent auditors as provided under the audit committee charter.

Vote Required

The ratification of the appointment of Fruci & Associates II, PLLC requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions, while considered present for the purposes of establishing a quorum, will not count as votes cast at the annual meeting. Brokers are entitled to vote on this proposal, and therefore broker non-votes are not expected to exist and will have no effect on the outcome of this proposal.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that the appointment of Fruci & Associates II, PLLC as the independent registered public accounting firm of the Company for the fiscal year ending December 31, 2025 be ratified, approved and confirmed in all respects."

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" THE RATIFICATION OF THE APPOINTMENT OF FRUCI & ASSOCIATES II, PLLC AND THE APPROVAL OF THE AUDITOR RATIFICATION PROPOSAL.

REPORT OF THE AUDIT COMMITTEE

The audit committee has reviewed and discussed our audited financial statements with management, and has discussed with our independent registered public accounting firm the matters required to be discussed by Statement on Auditing Standard No. 1301, as adopted by the Public Company Accounting Oversight Board (the "PCAOB"). Additionally, the audit committee has received the written disclosures from our independent registered public accounting firm, as required by the applicable requirements of the PCAOB regarding our independent registered public accounting firm's communications with the audit committee concerning independence, and has discussed with the independent registered public accounting firm the independent registered public accounting firm's independence. Based upon such review and discussion, the audit committee recommended to our board of directors that the audited financial statements be included in our Annual Report on Form 10-K for the fiscal year ended December 31, 2024 for filing with the SEC.

Submitted by:

Audit Committee of our Board of Directors

Charles Nearburg
Stuart Kovensky
Meltem Demirors

The information contained in this Audit Committee Report shall not be deemed to be "soliciting material" or "filed" or incorporated by reference in future filings with the SEC, or subject to the liabilities of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), except to the extent that the Company specifically requests that the information be treated as soliciting material or specifically incorporates it by reference into a document filed under the Securities Act of 1933, as amended (the "Securities Act"), or the Exchange Act.

PROPOSAL NO. 3
THE ADJOURNMENT PROPOSAL

Overview

The Adjournment Proposal, if adopted, will allow our board of directors to adjourn the Annual General Meeting to a later date or dates to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal and/or the Auditor Ratification Proposal. The Adjournment Proposal will only be presented at the Annual General Meeting if, based on the tabulated votes, there are not sufficient votes at the time of the Annual General Meeting to approve the aforementioned proposals, in which case the Adjournment Proposal will be the only proposal presented at the Annual General Meeting.

Consequences if the Adjournment Proposal Is Not Approved

If the Adjournment Proposal is not approved by our shareholders, our board of directors may not be able to adjourn the Annual General Meeting to a later date in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Director Election Proposal and/or the Auditor Ratification Proposal.

Vote Required

The Adjournment Proposal requires an ordinary resolution under Cayman Islands law and the Articles, being the affirmative vote of a simple majority of the votes cast by the holders of the outstanding Ordinary Shares who are present in person or represented by proxy and entitled to vote thereon at the Annual General Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the Annual General Meeting.

Full Text of the Resolution

"RESOLVED, as an ordinary resolution, that the adjournment of the Annual General Meeting to a later time, date and place to be determined by the chairman of the Annual General Meeting be and is hereby authorized and approved."

**OUR BOARD OF DIRECTORS RECOMMENDS THAT YOU VOTE
"FOR" THE ADJOURNMENT PROPOSAL.**

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information available to us as of October 29, 2025, with respect to our Ordinary Shares held by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding Ordinary Shares;

- each of our directors and executive officers that beneficially owns Ordinary Shares; and

- all our directors and executive officers as a group.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to the Ordinary Shares beneficially owned by them. The following table does not reflect record of beneficial ownership of the Public Warrants, Private Unit Warrants and $15 Private Warrants that are not exercisable within 60 days of October 29, 2025.

Name and Address of Beneficial Owner[(1)]	Class A ordinary shares		Class B ordinary shares		
	Number of shares beneficially owned	Approximate percentage of class	Number of shares beneficially owned	Approximate percentage of class	Approximate percentage of ordinary class
Aldel Investors II LLC[(2)(3)]	440,000	*	5,470,714	88.8%	18.3%
Robert I. Kauffman[(3)(4)]	440,000	*	5,558,214	90.2%	18.6%
Hassan R. Baqar	—	—	70,000	1.14%	*
Charles Nearburg	—	—	25,000	*	*
Stuart Kovensky	—	—	25,000	*	*
Jonathan Marshall	—	—	25,000	*	*
Meltem Demirors	—	—	25,000	*	*
All officers, directors and director nominees as a group (6 persons)	440,000	*	5,728,214	93.2%	19.2%

---

*   Less than one percent

(1)   Unless otherwise noted, the business address of each of the following is 104 S. Walnut Street, Unit 1A, Itasca, IL 60143.

(2)   Interests include founder shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our Business Combination, or earlier at the option of the holders thereof, on a one-for-one basis, Class A ordinary shares issuable pursuant to a private placement.

(3)   Aldel Investors II LLC is the record holder of the shares reported herein. Robert I. Kauffman is the managing member of Aldel Investors II LLC. Mr. Kauffman has voting and investment discretion with respect to the ordinary shares held of record by Aldel Investors II LLC.

(4)   Includes 87,500 founder shares held by Mr. Kauffman in his individual capacity.

Our initial shareholders beneficially own approximately 21.0% of our issued and outstanding Class B Ordinary Shares. Because of its ownership block, our Sponsor may be able to effectively influence the outcome of all other matters requiring approval by our shareholders, including amendments to our Articles and approval of significant corporate transactions.

Our initial shareholders have agreed not to transfer, assign or sell any of their founder shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our initial business combination or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our initial business combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees. In addition, we could agree to permit the holders of our founder shares to transfer shares or agree to cancel such securities. Although no such transfers or cancellations are contemplated, we could agree to permit such transfer or cancellation to facilitate the closing of a business combination. Any permitted transferees will be subject to the same restrictions and other agreements of our initial shareholders with respect to any founder shares. Notwithstanding the foregoing, if (1) the closing price of our Class A ordinary shares equals or exceeds $12.00 per share (as adjusted for share sub-divisions, share capitalizations, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination or (2) if we consummate a transaction after our initial business combination which results in our shareholders having the right to exchange their shares for cash, securities or other property, the founder shares will be released from the lock-up.

The purchasers of the private placement securities also agreed not to transfer, assign or sell any of the private placement securities, including the underlying shares and warrants (except in connection with the same limited exceptions that the founders' shares may be transferred as described above), until 30 days after the completion of our initial business combination.

RELATED PARTY TRANSACTIONS

On July 19, 2024, our Sponsor paid $25,000, or approximately $0.004 per share, to cover certain expenses on our behalf in consideration of 5,750,000 Class B ordinary shares, which we refer to as the founder shares. On August 13, 2024, the Sponsor transferred 690,000 founder shares to our officers, directors, senior advisor, and FG Merchant Partner LP, resulting in the Sponsor holding 5,060,000 founder shares. On September 25, 2024, the Sponsor purchased an additional 410,714 founder shares for $0.004 per share, resulting in our initial shareholders holding an aggregate of 6,160,714 founder shares (5,470,714 of which are held by the Sponsor).

Our Sponsor purchased an aggregate of 477,500 private units, each exercisable to purchase one Class A Ordinary Share at $11.50 per share, at a price of $10.00 per unit, in a private placement that closed simultaneously with the closing of our initial public offering. The private units are identical to the units sold in our initial public offering except that, so long as they are held by our Sponsor or its permitted transferees, the private units (including the component securities as well as any securities underlying those component securities) (i) may not, subject to certain limited exceptions, be transferred, assigned or sold by the holders until 30 days after the completion of our initial business combination and (ii) will be entitled to registration rights. We entered into a registration rights agreement with respect to the founder shares and private units.

Prior to or in connection with the completion of our initial business combination, there may be payment by the company to our Sponsor, officers or directors, advisors, or our or their affiliates, of a finder's fee, advisory fee, consulting fee or success fee for any services they render in order to effectuate the completion of our initial business, which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account.

We will reimburse our Sponsor or an affiliate thereof in an amount equal to $20,000 per month for office space, utilities and secretarial and administrative support made available to us. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees.

In addition, in order to finance transaction costs in connection with an intended initial business combination, our Sponsor or an affiliate of our Sponsor or certain of our officers and directors may, but are not obligated to, loan us funds as may be required on a non-interest basis. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use amounts held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be convertible into private units of the post business combination entity at a price of $10.00 per unit at the option of the applicable lender. Such units would be identical to the private units. Except as set forth above, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. Prior to the completion of our initial business combination, we do not expect to seek loans from parties other than our Sponsor or an affiliate of our Sponsor as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.

We have until the date that is 24 months from the closing of this offering (as may be extended by shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination) or until such earlier liquidation date as our board of directors may approve, to consummate our initial business combination. If we anticipate that we may be unable to consummate our initial business combination within such 24-month period, we may seek shareholder approval to amend our amended and restated memorandum and articles of association to extend the date by which we must consummate our initial business combination. There are no limitations on the number of times we may seek shareholder approval for an extension or the length of time of any such extension. However, if we seek shareholder approval for an extension, holders of public shares will be offered an opportunity to redeem their shares at a per share price, payable in cash, equal to the aggregate amount then on deposit in the trust account, including interest earned thereon (less taxes payable), divided by the number of then issued and outstanding public shares, subject to applicable law.

Any of the foregoing payments to our Sponsor, repayments of loans from our Sponsor or repayments of working capital loans prior to our initial business combination will be made using funds held outside the trust account.

After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our shareholders, to the extent then known, in the proxy solicitation or tender offer materials, as applicable, furnished to our shareholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a general meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive and director compensation.

Policy for Approval of Related Party Transactions

The audit committee of our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of "related party transactions." A "related party transaction" is any consummated or proposed transaction or series of transactions: (i) in which the company was or is to be a participant; (ii) the amount of which exceeds (or is reasonably expected to exceed) the lesser of $120,000 or 1% of the average of the company's total assets at year end for the prior two completed fiscal years in the aggregate over the duration of the transaction (without regard to profit or loss); and (iii) in which a "related party" had, has or will have a direct or indirect material interest. "Related parties" under this policy include: (i) our directors, nominees for director or officers or any person who has served in such roles since the beginning of the most recent fiscal year, even if he or she does not currently serve in that role; (ii) any record or beneficial owner of more than 5% of any class of our voting securities; (iii) any immediate family member of any of the foregoing if the foregoing person is a natural person; and (iv) any other person who maybe a "related person" pursuant to Item 404 of Regulation S-K under the Exchange Act. Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm's-length dealings with an unrelated third party, (ii) the extent of the related party's interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its shareholders and (v) if the related party is a director or an immediate family member of a director, the effect that the transaction may have on a director's status as an independent member of the board and on his or her eligibility to serve on the board's committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

We are not prohibited from paying any fees (including advisory fees), reimbursements or cash payments to our sponsor, officers or directors, or our or their affiliates, for services rendered to us prior to or in connection with the completion of our initial business combination, including the following payments, all of which, if made prior to the completion of our initial business combination, will be paid from funds held outside the trust account:

- reimbursement for office space, utilities and secretarial and administrative support made available to us by our sponsor or an affiliate thereof, in an amount equal to $20,000 per month;

- Payment of consulting, success or finder fees to our sponsor, officers or directors, advisors, or our or their affiliates in connection with the consummation of our initial business combination;

- We may engage our sponsor or an affiliate of our sponsor as an advisor or otherwise in connection with our initial business combination and certain other transactions and pay such person or entity a salary or fee in an amount that constitutes a market standard for comparable transactions;

- Reimbursement for any out-of-pocket expenses related to identifying, investigating, negotiating and completing an initial business combination; and

- Repayment of loans which may be made by our sponsor or an affiliate of our sponsor or certain of our officers and directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be convertible into private units of the post-business combination entity at a price of $10.00 per unit at the option of the applicable lender. Such units would be identical to the private units. Except for the foregoing, the terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans.

OTHER MATTERS

Fiscal Year 2024 Annual Report and SEC Filings

Our financial statements for the year ended December 31, 2024, are included in our Annual Report on Form 10-K, filed with the SEC on February 11, 2025 (our "Annual Report"). This proxy statement and our Annual Report are available from the SEC at its website at www.sec.gov. You may also obtain a copy of our Annual Report without charge by sending a written request to Aldel Financial II Inc., 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143.

Delivery of Documents to Shareholders

Pursuant to the rules of the SEC, we and services that we employ to deliver communications to our shareholders are permitted to deliver to two or more shareholders sharing the same address a single copy of each of our annual report to shareholders and our proxy statement. Upon written or oral request, we will deliver a separate copy of the annual report to shareholders and/or proxy statement to any shareholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Shareholders receiving multiple copies of such documents may likewise request that we deliver single copies of such documents in the future. Shareholders receiving multiple copies of such documents may request that we deliver single copies of such documents in the future. Shareholders may notify us of their requests by calling or writing us at our principal executive offices at 104 S. Walnut Street, Unit 1A, Itasca, IL, 60143 or (847) 791 6817.

Where You Can Find More Information

We file reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read the Company's SEC filings, including this proxy statement, over the Internet at the SEC's website at www.sec.gov. Those filings are also available free of charge to the public on, or accessible through, the Company's corporate website under the heading "SEC FILINGS" at https://aldelfinancial.com. The Company's website and the information contained on, or that can be accessed through, the website is not deemed to be incorporated by reference in, and is not considered part of, this proxy statement.

If you would like additional copies of this proxy statement or if you have questions about the proposals to be presented at the Annual General Meeting, you should contact the Company at the following address and telephone number:

Aldel Financial II Inc.
104 S. Walnut Street, Unit 1A
Itasca, IL, 60143
(847) 791 6817
Attn: Hassan Baqar

You may also obtain these documents by requesting them in writing or by telephone from the Company's proxy solicitation agent at the following address and telephone number:

Advantage Proxy, Inc.

PO Box 10904
Yakima, WA 98909
Individuals, please call toll-free: 866-894-0536
Email: Ksmith@advantageproxy.com

If you are a shareholder of the Company and would like to request documents, please do so by November 25, 2025 (five business days prior to the Annual General Meeting), in order to receive them before the Annual General Meeting. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.

* * *

Our board of directors does not know of any other matters to be presented at the Annual General Meeting. If any additional matters are properly presented at the Annual General Meeting, the persons named in the enclosed proxy card will have discretion to vote the shares they represent in accordance with their own judgment on such matters.

It is important that your shares be represented at the Annual General Meeting, regardless of the number of shares that you hold. You are, therefore, urged to complete, sign, date and return, at your earliest convenience, the enclosed proxy card in the envelope that has also been provided.


THE BOARD OF DIRECTORS
November 3, 2025


ANNUAL REPORT FOR THE YEAR ENDED DECEMBER 31, 2024

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2024

☐ TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from   to

Commission File No. 001-42377

ALDEL FINANCIAL II INC.

(Exact name of registrant as specified in its charter)

Cayman Islands	**98-1800702**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143
(Address of Principal Executive Offices, including zip code)

847-791-6817
(Registrant's telephone number, including area code)

N/A
(Former name, former address and former fiscal year, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units	ALDF.U	THE NASDAQ STOCK MARKET LLC
Common stock	ALDF	THE NASDAQ STOCK MARKET LLC
Warrants	ALDF.W	THE NASDAQ STOCK MARKET LLC

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

☐ Large accelerated filer	☐ Accelerated filer
☒ Non-accelerated filer	☒ Smaller reporting company
	☒ Emerging growth company

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404 (b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act): Yes ☒ No ☐

The aggregate market value of the voting and non-voting common equity held by non-affiliates on June 30, 2024, based upon the closing price of the ordinary shares on such date as reported on Nasdaq Global Market, was approximately $0.

As of February 11, 2025 there were 29,868,214 shares of Common Stock, par value $0.0001, issued and outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

None.

ALDEL FINANICIAL II INC.

Annual Report on Form 10-K
TABLE OF CONTENTS

References in this report (the "Annual Report") to "we," "us" or the "Company" or "ALDF" refer to Aldel Financial II Inc. References to our "management" or our "management team" refer to our officers and directors, and references to the "Sponsor" refer to Aldel Investors II LLC. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties

Cautionary Note Regarding Forward-Looking Statements

Certain statements in this annual report on Form 10-K (this "Form 10-K") may constitute "forward-looking statements" for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team's expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words "anticipate," "believe," "continue," "could," "estimate," "expect," "intend," "may," "might," "plan," "possible," "potential," "predict," "project," "should," "would" and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this Form 10-K may include, for example, statements about:

- our ability to select an appropriate target business or businesses;

- our ability to complete our initial business combination;

- our expectations around the performance of the prospective target business or businesses;

- our success in retaining or recruiting, or changes required in, our officers, key employees or directors following our initial business combination;

- our officers and directors allocating their time to other businesses and potentially having conflicts of interest with our business or in approving our initial business combination, as a result of which they would then receive expense reimbursements;

- our potential ability to obtain additional financing to complete our initial business combination;

- our pool of prospective target businesses;

- the ability of our officers and directors to generate a number of potential acquisition opportunities;

- our public securities' potential liquidity and trading;

- the lack of a market for our securities;

- the use of proceeds not held in the trust account (as described below) or available to use from interest income on the trust account balance;

- the trust account not being subject to claims of third parties; or

- our financial performance.

The forward-looking statements contained in this Form 10-K are based on our current expectations and beliefs concerning future developments and their potential effects on us. There can be no assurance that future developments affecting us will be those that we have anticipated. These forward-looking statements involve a number of risks, uncertainties (some of which are beyond our control) or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of our assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

PART I

References in this report to "we," "us" or the "Company" refer to Aldel Financial II Inc.. References to our "management" or our "management team" refer to our officers and directors, and references to the "Sponsor" refer to Aldel Investors II LLC, a Delaware limited liability company.

Item 1. BUSINESS

Introduction

We are a blank check company incorporated as a Cayman Islands exempted company on July 15, 2024 for the purpose of merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities ("Business Combination").While we are not limited to a particular industry or geographic region for purposes of consummating a Business Combination, we intends to focus on businesses in the financial services industry. We are an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31 ,2024, the Company had not yet commenced any operations. All activity through December 31, 2024 relates to the Company's formation and the initial public offering ("IPO"), which is described below. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 units (the "Units") at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consist of one share of Class A ordinary share of the Company, par value $0.0001 per share (the "Public Share") and one-half of one redeemable warrant ("Public Warrant"), each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, the Company consummated private placements (the "Private Placements") in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC (" Underwriter") purchased 477,500 and 230,000 private units (the "Private Units") respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 warrants ("$15 Private Warrant") and, together with the Private Units, the "Private Placement Securities") at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consist of one common share and one-half of one non-redeemable warrant ("Private Unit Warrant"). Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, is exercisable for a period of 10 years from the date of Business Combination, is non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

Prior to the closing of the IPO, on July 19, 2024, the Company issued an aggregate of 5,750,000 shares of common stock (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13, 2024, the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares. Subsequently, on September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. This resulted in Sponsor holding 5,470,714 Founder Shares.

Following the closing of the IPO, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company's shareholders, as described below.

As of December 31, 2024, there was $233,166,502 in investments and cash held in the trust account, which includes interest income available for the Company to use for its income tax, as well as $1,004,085 of cash held outside the trust account. As of December31, 2024, we have withdrawn $0 of interest earned from the trust account to pay taxes.

Effecting Our Initial Business Combination

We are not presently engaged in, and we will not engage in, any operations for an indefinite period of time. All activity through December 31,2024 relates to the Company's formation, IPO and search for a business combination target. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company will generate nonoperating income in the form of interest income from the proceeds derived from the IPO.

If our Business Combination is paid for using equity or debt securities, or not all of the funds released from the Trust Account are used for payment of the consideration in connection with our Business Combination or used for redemptions of our common stock, we may apply the balance of the cash released to us from the Trust Account for general corporate purposes, including for maintenance or expansion of operations of the post-transaction company, the payment of principal or interest due on indebtedness incurred in completing our Business Combination, to fund the purchase of other companies or for working capital.

Selection of a target business and structuring of our initial business combination

While we may pursue a Business Combination target in any industry or sector, we intend to focus our search on companies within the financial services industry in North America. We will seek to acquire established businesses that we believe are fundamentally sound, but would benefit from the financial, operational, technological, strategic or managerial improvements our Company and management team can provide to maximize value. We will also look at earlier-stage companies that exhibit the potential to change the industries in which they participate, and which offer the potential of sustained high levels of revenue growth with an articulated path to profitability. NASDAQ rules require that we must consummate an initial business combination with one or more operating businesses or assets with a fair market value equal to at least 80% of the net assets held in the Trust Account (net of amounts disbursed to management for working capital purposes, if permitted). Our board of directors will make the determination as to the fair market value of our Business Combination. If our board of directors is not able to independently determine the fair market value of our Business Combination, we will obtain an opinion from an independent investment banking firm which is a member of FINRA or a valuation or appraisal firm with respect to the satisfaction of such criteria. While we consider it unlikely that our board of directors will not be able to make an independent determination of the fair market value of our Business Combination, it may be unable to do so if it is less familiar or experienced with the business of a particular target or if there is a significant amount of uncertainty as to the value of the target's assets or prospects.

We anticipate structuring our Business Combination so that the post-transaction company in which our public stockholders own shares will own or acquire 100% of the equity interests or assets of the target business or businesses. We may, however, structure our Business Combination such that the post- transaction company owns or acquires less than 100% of such interests or assets of the target business in order to meet certain objectives of the target management team or stockholders or for other reasons, but we will only complete such business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940, as amended, or the "Investment Company Act". Even if the post-transaction company owns or acquires 50% or more of the voting securities of the target, our stockholders prior to the business combination may collectively own a minority interest in the post-transaction company, depending on valuations ascribed to the target and us in the business combination transaction. For example, we could pursue a transaction in which we issue a substantial number of new shares in exchange for all of the outstanding capital stock of a target. In this case, we would acquire a 100% controlling interest in the target. However, as a result of the issuance of a substantial number of new shares, our stockholders immediately prior to our Business Combination could own less than a majority of our outstanding shares subsequent to our Business Combination. If less than 100% of the equity interests or assets of a target business or businesses are owned or acquired by the post-transaction company, the portion of such business or businesses that is owned or acquired is what will be taken into account for purposes of the 80% of net assets test described above. If the business combination involves more than one target business, the 80% of net assets test will be based on the aggregate value of all of the target businesses.

In evaluating prospective business combinations, we expect to conduct a thorough due diligence review process that will encompass, among other things, a review of historical and projected financial and operating data, meetings with management and their advisors (if applicable), on-site inspection of facilities and assets, discussion with customers and suppliers, legal reviews and other reviews as we deem appropriate.

The time required to select and evaluate a target business and to structure and complete our Business Combination, and the costs associated with this process, are not currently ascertainable with any degree of certainty. Any costs incurred with respect to the identification and evaluation of a prospective target business with which our Business Combination is not ultimately completed will result in our incurring losses and will reduce the funds we can use to complete another business combination.

We are not prohibited from pursuing a Business Combination with a company that is affiliated with the Sponsor or our officers or directors. In the event we seek to complete our Business Combination with a company that is affiliated with the Sponsor, our officers or directors, we, or a committee of independent directors, will obtain an opinion from an independent investment banking firm that is a member of FINRA or an independent accounting firm that Business Combination is fair to our company from a financial point of view.

Redemption rights for holders of public shares upon consummation of the Business Combination

We will provide our public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of our Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account calculated as of two business days prior to the consummation of our Business Combination, including interest earned on the funds held in the Trust Account (which interest shall be net of taxes payable), divided by the number of then outstanding public shares, subject to the limitations and on the conditions described herein. The amount in the trust account is approximately $10.14 per public share as of December 31, 2024. There will be no redemption rights upon the completion of our Business Combination with respect to our warrants. Our Initial Stockholders, Sponsor,Underwriter, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares they hold and any public shares they acquired or may acquire during or after the IPO in connection with the completion of our Business Combination. .

Conduct of redemptions pursuant to tender offer rules

If we conduct redemptions pursuant to the tender offer rules of the U.S. Securities and Exchange Commission (the "SEC"), we will, pursuant to our amended and restated certificate of incorporation: (a) conduct the redemptions pursuant to Rule 13e-4 and Regulation 14E of the Exchange Act, which regulate issuer tender offers; and (b) file tender offer documents with the SEC prior to completing our Business Combination which contain substantially the same financial and other information about the Business Combination and the redemption rights as is required under Regulation 14A of the Exchange Act, which regulates the solicitation of proxies.

Submission of our Business Combination to a stockholder vote

In the event that we seek stockholder approval of our Business Combination, we will distribute proxy materials and file them with the SEC. In connection therewith, we will provide our public stockholders with the redemption rights described above upon completion of the Business Combination.

If we seek stockholder approval, we will complete our Business Combination only if a majority of the outstanding shares of common stock voted are voted in favor of the Business Combination. A quorum for such meeting will consist of the holders present in person or by proxy of shares of outstanding capital stock of the Company representing a majority of the voting power of all outstanding shares of capital stock of the Company entitled to vote at such meeting. Our Initial Stockholders will count towards this quorum and our Initial Stockholders, Sponsor, officers and directors and the underwriters have agreed to vote any Founder Shares and the shares underlying the Private Units (the" Private Shares") they hold and any public shares purchased during or after the IPO (including in open market and privately-negotiated transactions) in favor of our Business Combination. For purposes of seeking approval of the majority of our outstanding shares of common stock voted, non-votes will have no effect on the approval of our initial business combination once a quorum is obtained. These quorum and voting thresholds, and the voting agreements of our Initial Stockholders, may make it more likely that we will consummate our Business Combination. Each public stockholder may elect to redeem its public shares irrespective of whether they vote for or against the proposed transaction or whether they were a stockholder on the record date for the stockholder meeting held to approve the proposed transaction.

If we seek stockholder approval of our Business Combination and we do not conduct redemptions in connection with our Business Combination pursuant to the tender offer rules, our Initial Stockholders, advisors or their affiliates may purchase shares or public warrants or a combination thereof in privately negotiated transactions or in the open market either prior to or following the completion of our Business Combination. There is no limit on the number of shares our Initial Stockholders, directors, officers, advisors or their affiliates may purchase in such transactions, subject to compliance with applicable law and the NASDAQ rules. However, other than as expressly stated herein, they have no current commitments, plans or intentions to engage in such transactions and have not formulated any terms or conditions for any such transactions. None of the funds held in the Trust Account will be used to purchase shares or public warrants in such transactions. If they engage in such transactions, they will not make any such purchases when they are in possession of any material nonpublic information not disclosed to the seller or if such purchases are prohibited by Regulation M under the Securities Exchange Act of 1934, as amended, or the Exchange Act. We do not currently anticipate that such purchases, if any, would constitute a tender offer subject to the tender offer rules under the Exchange Act or a going-private transaction subject to the going-private rules under the Exchange Act; however, if the purchasers determine at the time of any such purchases that the purchases are subject to such rules, the purchasers will comply with such rules.

The purpose of any such purchases of shares could be to vote such shares in favor of the Business Combination and thereby increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy a closing condition in an agreement with a target that requires us to have a minimum net worth or a certain amount of cash at the closing of our Business Combination, where it appears that such requirement would otherwise not be met. The purpose of any such purchases of public warrants could be to reduce the number of public warrants outstanding or to vote such warrants on any matters submitted to the warrant holders for approval in connection with our Business Combination. Any such purchases of our securities may result in the completion of our Business Combination that may not otherwise have been possible. In addition, if such purchases are made, the public "float" of our shares of Class A ordinary sharesor warrants may be reduced and the number of beneficial holders of our securities may be reduced, which may make it difficult to maintain or obtain the quotation, listing or trading of our securities on a national securities exchange.

Limitation on Redemption upon Completion of our Initial Business Combination if we Seek Stockholder Approval

Notwithstanding the foregoing redemption rights, if we seek shareholder approval of our Business Combination and we do not conduct redemptions in connection with our Business Combination pursuant to the tender offer rules, our amended and restated memorandum and articles of association provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Exchange Act), will be restricted from redeeming its shares with respect to more than an aggregate of 15% of the shares sold in this offering, without our prior consent.

We believe the restriction described above will discourage shareholders from accumulating large blocks of shares, and subsequent attempts by such holders to use their ability to redeem their shares as a means to force us or our management to purchase their shares at a significant premium to the then-current market price or on other undesirable terms. Absent this provision, a public shareholder holding more than an aggregate of 15% of the shares sold in this offering could threaten to exercise its redemption rights against a business combination if such holder's shares are not purchased by us, our Sponsor or our management at a premium to the then-current market price or on other undesirable terms. By limiting our shareholders' ability to redeem to no more than 15% of the shares sold in this offering, we believe we will limit the ability of a small group of shareholders to unreasonably attempt to block our ability to complete our Business Combination, particularly in connection with a business combination with a target that requires as a closing condition that we have a minimum net worth or a certain amount of cash. However, we would not be restricting our shareholders' ability to vote all of their shares (including all shares held by those shareholders that hold more than 15% of the shares sold in this offering) for or against our initial business combination.

Redemption of Public Shares and Liquidation if no Initial Business Combination

Our amended and restated memorandum and articles of association provide that we will have only the duration of the completion window to complete our Business Combination. If we are unable to complete our Business Combination. within such 24-month period, we will, as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned on the funds held in the Trust Account (which interest shall be net of amounts released to us to pay our tax obligations, and to pay up to $100,000 for dissolution and liquidation expenses, divided by the number of then outstanding public shares, which redemption will constitute full and complete payment for the public shares and completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidating or other distributions, if any), subject to our obligations under Cayman Islands law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to our warrants, which will expire worthless if we fail to complete our Business Combination within the 24- month time period.

Competition

In identifying, evaluating and selecting a target business for our Business Combination, we may encounter competition from other entities having a business objective similar to ours, including other special purpose acquisition companies, private equity groups and leveraged buyout funds, public companies and operating businesses seeking strategic acquisitions. Many of these entities are well established and have extensive experience identifying and effecting business combinations directly or through affiliates. Moreover, many of these competitors possess similar or greater financial, technical, human and other resources than us. Our ability to acquire larger target businesses will be limited by our available financial resources. This inherent limitation gives others an advantage in pursuing the acquisition of a target business. Furthermore, our obligation to pay cash in connection with our public shareholders who exercise their redemption rights may reduce the resources available to us for our Business Combination and our outstanding warrants, and the future dilution they potentially represent, may not be viewed favorably by certain target businesses. Either of these factors may place us at a competitive disadvantage in successfully negotiating a Business Combination.

Employees

We currently have two executive officers: Robert I. Kauffman, our Chief Executive Officer and Hassan R. Baqar, our Chief Financial Officer and Secretary. These individuals are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our Business Combination. The amount of time they will devote in any time period will vary based on whether a target business has been selected for our Business Combination and the stage of the business combination process we are in. We do not intend to have any full time employees prior to the completion of our initial business combination.

Periodic Reporting and Financial Information

Our units, Class A ordinary shares and warrants are registered under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accountants.

We will provide shareholders with audited financial statements of the prospective target business as part of the proxy solicitation materials or tender offer documents sent to shareholders to assist them in assessing the target business. In all likelihood, these financial statements will need to be prepared in accordance with, or reconciled to, GAAP, or IFRS, depending on the circumstances, and the historical financial statements may be required to be audited in accordance with the standards of the PCAOB. These financial statement requirements may limit the pool of potential target businesses we may conduct a Business Combination with because some targets may be unable to provide such statements in time for us to disclose such statements in accordance with federal proxy rules and complete our Business Combination within the prescribed time frame. There is no assurance that any particular target business identified by us as a potential business combination candidate will have financial statements prepared in accordance with the requirements outlined above, or that the potential target business will be able to prepare its financial statements in accordance with the requirements outlined above. To the extent that these requirements cannot be met, we may not be able to acquire the proposed target business. While this may limit the pool of potential business combination candidates, we do not believe that this limitation will be material.

We will be required to evaluate our internal control procedures for the fiscal year ending December 31, 2024 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer, and no longer qualify as an emerging growth company, will we be required to have our internal control procedures audited. A target business may not be in compliance with the provisions of the Sarbanes- Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such business combination.

We have filed a Registration Statement on Form 8-A with the SEC to voluntarily register our securities under Section 12 of the Exchange Act. As a result, we are subject to the rules and regulations promulgated under the Exchange Act. We have no current intention of filing a Form 15 to suspend our reporting or other obligations under the Exchange Act prior or subsequent to the consummation of our Business Combination.

We are a Cayman Islands exempted company. Exempted companies are Cayman Islands companies conducting business mainly outside the Cayman Islands and, as such, are exempted from complying with certain provisions of the Companies Act. As an exempted company, we have applied for and received a tax exemption undertaking from the Cayman Islands government that, in accordance with Section 6 of the Tax Concessions Act (As Revised) of the Cayman Islands, for a period of 20 years from the date of the undertaking, no law which is enacted in the Cayman Islands imposing any tax to be levied on profits, income, gains or appreciations will apply to us or our operations and, in addition, that no tax to be levied on profits, income, gains or appreciations or which is in the nature of estate duty or inheritance tax will be payable (i) on or in respect of our shares, debentures or other obligations or (ii) by way of the withholding in whole or in part of a payment of dividend or other distribution of income or capital by us to our shareholders or a payment of principal or interest or other sums due under a debenture or other obligation of us.

We are an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not "emerging growth companies" including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes- Oxley Act reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.

We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our IPO, (b) in which we have total annual gross revenue of at least $1.235 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our Class A ordinary shares that are held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.0 billion in non-convertible debt securities during the prior three-year period.

Additionally, we are a "smaller reporting company" as defined in Item 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our ordinary shares held by non-affiliates is equal to or exceeds $250 million as of the prior June 30th, or (2) our annual revenues equaled to or exceeded $100 million during such completed fiscal year and the market value of our ordinary shares held by non-affiliates is equal to or exceeds $700 million as of the prior June 30th.

Available Information

We are required to file Annual Reports on Form 10-K and Quarterly Reports on Form 10-Q with the SEC on a regular basis, and are required to disclose certain material events in a Current Report on Form 8-K. The SEC maintains an Internet website that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC. The SEC's Internet website is located at www.sec.gov. In addition, the Company will provide copies of these documents without charge upon request from us in writing at 104 S. Walnut Street, Unit 1A, Itasca, Illinois 60143 or by telephone at (847)791-6817.

Item 1A. RISK FACTORS

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item. For a complete list of risks relating to our operations, see the section titled "Risk Factors" contained in our Registration Statement.

Item 1B. UNRESOLVED STAFF COMMENTS

None.

Item 1C. CYBERSECURITY

We are a special purpose acquisition company with no business operations. Since our IPO, our sole business activity has been identifying and evaluating suitable acquisition transaction candidates. Therefore, we do not consider that we face significant cybersecurity risk and have not adopted any cybersecurity risk management program or formal processes for assessing cybersecurity risk.

We depend on digital technologies, including information systems, infrastructure and cloud applications and services, including those of third parties with which we may deal. Sophisticated and deliberate attacks on, or security breaches in, our information systems or infrastructure, or the information systems or infrastructure of third parties or the cloud, could lead to corruption or misappropriation of our assets, proprietary information and sensitive or confidential data. Because of our reliance on the technologies of third parties, we also depend upon the personnel and the processes of third parties to protect against cybersecurity threats. In the event of a cybersecurity incident impacting us, the management team will report to the board of directors and provide updates on the management team's incident response plan for addressing and mitigating any risks associated with the cybersecurity incident. As an early-stage company without significant investments in data security protection, there can be no assurance that we will have sufficient resources to adequately protect against, or to investigate and remediate any vulnerability to, cyber incidents. It is possible that any of these occurrences, or a combination of them, could have adverse consequences on our business and lead to financial loss.

As of the date of this Report, we have not identified any risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, that we believe have, or are likely to, materially affect us since our IPO.

Item 2. PROPERTIES

We currently maintain our executive offices at 104 S. Walnut Street, Unit 1A, Itasca, IL 60143. Our executive offices are provided to us by our Sponsor at a minimal payment per month (included in the fee of up to $20,000 per month that we pay to our sponsor for administrative and support services). We consider our current office space adequate for our current operations.

Item 3. LEGAL PROCEEDINGS

There is no material litigation, arbitration or governmental proceeding currently pending against us or any members of our management team in their capacity as such.

Item 4. MINE SAFETY DISCLOSURES

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Market for Registrant's Common Stock

Our units, common stock, and warrants are each traded on the Nasdaq Global Market tier of the Nasdaq Stock Market, LLC under the symbols "ALDFU," "ALDF," and "ALDFW," respectively.

Our Unit commenced trading on October 23, 2024. On December 16,2024, our Public Share and Public Warrant included in the Unit began separate trading. Unit not separated will continue to be listed on the Nasdaq Global Market. At December 31, 2024, there were 29,868,214 of our ordinary shares issued and outstanding.

Holders

As of February 11, 2025, there were three holders of record of our units, nine holder of record of our common stock and three holders of record of our warrants.

Dividends

We have not paid any cash dividends on our ordinary shares to date and do not intend to pay cash dividends prior to the completion of our Business Combination. The payment of cash dividends following the completion of our Business Combination will be within the discretion of our board of directors at such time and will be dependent upon our revenues and earnings, if any, capital requirements and general financial condition subsequent to completion of our Business Combination. There is no certainty that we will be in a position to, or decide to, pay cash dividends after completing our Business Combination.

Further, if we incur any indebtedness in connection with our Business Combination, our ability to declare dividends following the completion of our Business Combination may be limited by restrictive covenants we may agree to in connection therewith.

Securities Authorized for Issuance under Equity Compensation Plans

None.

Unregistered Sales of Equity Securities and Use of Proceeds

On July 19, 2024, we issued an aggregate of 5,750,000 shares of Founder Shares to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13,2024 the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares. On September 25, 2024, we issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. This resulted in Sponsor holding 5,470,714 Founder Shares.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 Units at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consists of one share of one Public Share and one-half of one redeemable Public Warrant, each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, we consummated Private Placements in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC (" Underwriter") purchased 477,500 and 230,000 private units Private Units respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 $15 Private Warrant at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consists of one common share and one-half of one non-redeemable Private Unit Warrant. Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, is exercisable for a period of 10 years from the date of Business Combination, will be non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

Following the closing of the IPO on October 23, 2024, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in the Trust Account.

We paid a total of $4,025,000 in underwriting fee and approximately $580,000 for other costs and expenses related to the IPO.

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 6. Selected financial Data

As a smaller reporting company, we are not required to make disclosures under this Item.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

All statements other than statements of historical fact included in this Form 10-K including, without limitation, statements under "Management's Discussion and Analysis of Financial Condition and Results of Operations" regarding the Company's financial position, business strategy and the plans and objectives of management for future operations, are forward-looking statements. When used in this Form 10-K, words such as "anticipate," "believe," "estimate," "expect," "intend" and similar expressions, as they relate to us or the Company's management, identify forward-looking statements. Such forward-looking statements are based on the beliefs of management, as well as assumptions made by, and information currently available to, the Company's management. Actual results could differ materially from those contemplated by the forward-looking statements as a result of certain factors detailed in our filings with the SEC.

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the financial statements and the notes thereto contained elsewhere in this report. Certain information contained in the discussion and analysis set forth below includes forward-looking statements that involve risks and uncertainties.

Overview

Aldel Financial II Inc. (the "Company") is a blank check company incorporated as a Cayman Islands exempted company on July 15, 2024 . The Company was formed for the purpose of merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities ("Business Combination")

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the financial services industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31,2024, the Company had not yet commenced any operations. All activity through December 31, 2024 relates to the Company's formation and the initial public offering ("IPO"), which is described below. The Company will not generate any operating revenues until after the completion of its Business Combination, at the earliest. The Company will generate nonoperating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 units (the "Units") at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consist of one share of Class A ordinary share of the Company, par value $0.0001 per share (the "Public Share") and one-half of one redeemable warrant ("Public Warrant"), each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, the Company consummated private placements (the "Private Placements") in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC (" Underwriter") purchased 477,500 and 230,000 private units (the "Private Units") respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 warrants ("$15 Private Warrant") and, together with the Private Units, the "Private Placement Securities") at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consists of one common share and one-half of one non-redeemable warrant ("Private Unit Warrant"). Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, is exercisable for a period of 10 years from the date of Business Combination, is non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

The Company's Units are listed on the National Association of Securities Dealers Automated Quotations ("Nasdaq"). The Company's management has broad discretion with respect to the specific application of the net proceeds of the IPO and sale of the $15 Private Warrants, and Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940 as amended (the "Investment Company Act"). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the IPO, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company's shareholders, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company's amended and restated articles of incorporation will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company's prior written consent.

The holders of Public Shares are entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company's warrants. As of December 31,2024, the redemption value of the trust account was approximately $10.14 per share.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated articles of incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor, officers, directors and advisors (the "Initial Shareholders") and Underwriter have agreed (a) to vote their Founder Shares (as defined in Note 5) as well as any common shares underlying the Private Units, and any Public Shares purchased during or after the IPO in favor of a Business Combination, (b) not to propose an amendment to the Company's amended and restated articles of incorporation with respect to the Company's pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares as well as any common shares underlying the Private Units) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the amended and restated articles of incorporation relating to shareholders' rights of pre-Business Combination activity and (d) that the Founder Shares, the Private Units and $15 Private Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Initial Shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the IPO if the Company fails to complete its Business Combination.

The Company has until 24 months from the closing of the IPO to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding public shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. There will be no redemption rights or liquidation distribution with respect to the Company's warrants, which will expire worthless if the Company fails to complete its Business Combination within the Combination period.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.05 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company's indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

Results of Operations

We have neither engaged in any operations nor generated any revenues to date. Our only activities through December 31, 2024 were organizational activities, including those necessary to prepare for the IPO and identifying a target company for a Business Combination. We do not expect to generate any operating revenues until after the completion of our Business Combination. We generate non-operating income in the form of interest income on marketable securities. We incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses in connection with completing a Business Combination.

For the year ended December 31, 2024, the Company reported net income of $1,883,666, which consists of $2,016,502 in investment income earned in Trust Account, offset by $132,836 of general and administrative expenses.

Liquidity and Capital Resources

As of December 31, 2024, the Company held a cash balance of $1,004,085. Prior to the IPO, our liquidity needs were satisfied through the $25,000 proceeds received from the Sponsor for purchase of Founder Shares (as defined below), as well as $180,000 loan from Sponsor under a promissory note ("Promissory Notes").

On October 23, 2024, we consummated its IPO of 23,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. The Units were sold at $10.00 per Unit, generating gross proceeds to the Company of $230,000,000.

Simultaneously with the closing of the IPO, the Company consummated the Private Placement of Private Units and $15 Private Warrants generating proceeds of $7,175,000

From the proceeds of the IPO and Private Placement, the Company put 231,150,000 ($10.05 per Unit) in the Trust and retained approximately $1,900,000 for working capital and payment of expenses related to IPO.

In order to finance transaction costs in connection with a Business Combination, the Sponsor or an affiliate of the Sponsor, or certain of our officers and directors may, but are not obligated to, loan us funds as may be required ("Working Capital Loans"). As of December 31, 2024, there were no Working Capital Loans under this arrangement.

We do not believe we need to raise additional funds in order to meet the expenditures required for operating our business. However, if our estimate of the costs of identifying a target business, undertaking in-depth due diligence and negotiating a Business Combination are less than the actual amount necessary to do so, we may have insufficient funds available to operate our business prior to our initial Business Combination

Off-Balance Sheet Arrangement

We have no obligations, assets, or liabilities, which would be considered off-balance sheet arrangements as of December 31, 2024.

Contractual Obligations

Registration Rights

Pursuant to the registration right agreement entered on October 21, 2024, the holders of the Founder Shares, the Private Units, the $15 Private Warrants (and their underlying securities) are entitled to registration rights. The Company will bear the expenses incurred in connection with the filing of any registration statements pursuant to such registration rights.

Underwriting Agreement

The Underwriter received a $4,025,0000 underwriting discount at IPO closing which represents 1.75% of the gross proceeds of the IPO. Additionally, the Underwriter has agreed to defer underwriting commissions equal to 3.75% of the gross proceeds of the IPO upon completion of the Business Combination. The deferred underwriting commission consists of a spread comprised of the following component, each payable upon consummation of the Company's Business Combination: i) 1.75 % shall be paid to Underwriter in cash, ii) 1% applicable to the cash remaining in the Trust at Business Combination and iii) 1% shall be paid to Underwriter in cash, provided that, the Company will have the right, in its sole discretion, not to pay and reallocate any portion of the 1% for the payment of expenses in connection with the Business Combination or for the working capital for the combined company following the Business Combination.

Related Party Transactions

Founder Shares

On July 19, 2024, we issued an aggregate of 5,750,000 Class B ordinary shares (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13,2024 the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares.

On September 25, 2024, we issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. This resulted in Sponsor holding 5,470,714 Founder Shares.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of (i) twelve months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company's ordinary shares equals or exceeds $12.00 per share (as adjusted for share splits, share dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, with respect to the remaining 50% of the Founder Shares, 12 months after the date of the consummation of a Business Combination, or earlier, in each case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's shareholders having the right to exchange their Public Shares for cash, securities or other property.

Promissory Notes

On July 19, 2024, the Company issued a promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $180,000. On September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024.

As of December 31, 2024, there was no outstanding balance under the promissory notes.

Administrative Services Agreement

The Company entered into an administrative services agreement (the "Administrative Services Agreement") with the Sponsor whereby the Sponsor performs certain services for the Company for a monthly fee of $20,000.

Chief Executive officer of the Company serves as managers of the Sponsor at close of the IPO.

Critical Accounting Policies

The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and income and expenses during the periods reported. Actual results could materially differ from those estimates. We had identified the following as its critical accounting policies:

Basis of presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Use of estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statement, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2024.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2024, common stock subject to possible redemption is presented as temporary equity at redemption value, outside of the stockholders' equity section of the Company's balance sheet.

The Company recognizes changes in redemption value using the "at redemption value" method and accordingly recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in-capital and retained earnings.

Deferred offering costs

Deferred offering costs consist of legal, regulatory, underwriter expenses and accounting cost incurred through the balance sheet date that are directly related to the IPO and that were charged to shareholders equity upon the completion of the IPO on October 23, 2024.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2024 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception.

There was no provision for income taxes for the period from July 15, 2024 (inception) to December 31, 2024.

Net income (loss) per share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. The Company has redeemable and nonredeemable shares of common stock. Income and losses are shared pro rata between the redeemable and nonredeemable shares of ordinary stock. Net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted average shares of ordinary stock outstanding for the respective period. Net loss for the period from July 15, 2024 (inception) to IPO was allocated fully to the nonredeemable shares of ordinary stock. Net income since IPO till December 31, 2024, was allocated to redeemable and non-redeemable shares of ordinary stock. Diluted net income per share attributable to stockholders adjusts the basic net income per share attributable to stockholders and the weighted-average shares of ordinary stock outstanding for the potentially dilutive impact of outstanding warrants.

Fair value of financial instruments

The fair value of the Company's assets and liabilities, which qualify as financial instruments under ASC Topic 820, "Fair Value Measurement," approximates the carrying amounts represented in the accompanying balance sheets, primarily due to their short-term nature.

Recently issued accounting standard

Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company's financial statements.

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

We are a smaller reporting company as defined by Rule 12b-2 of the Exchange Act and are not required to provide the information otherwise required under this item.

Item 8. Financial Statements and Supplementary Data

This information appears following Item 15 of this Report and is included herein by reference.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosures

None.

Item 9A. Controls and Procedures

Disclosure controls are procedures that are designed with the objective of ensuring that information required to be disclosed in our reports filed under the Exchange Act, such as this Report, is recorded, processed, summarized, and reported within the time period specified in the SEC's rules and forms. Disclosure controls are also designed with the objective of ensuring that such information is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our management evaluated, with the participation of our principal executive officer and principal financial and accounting officer (our "Certifying Officers"), the effectiveness of our disclosure controls and procedures as of December 31, 2024, pursuant to Rule 13a-15(b) under the Exchange Act. Based upon that evaluation, our Certifying Officers concluded that, as of December 31, 2024, our disclosure controls and procedures were effective.

We do not expect that our disclosure controls and procedures will prevent all errors and all instances of fraud. Disclosure controls and procedures, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the disclosure controls and procedures are met. Further, the design of disclosure controls and procedures must reflect the fact that there are resource constraints, and the benefits must be considered relative to their costs. Because of the inherent limitations in all disclosure controls and procedures, no evaluation of disclosure controls and procedures can provide absolute assurance that we have detected all our control deficiencies and instances of fraud, if any. The design of disclosure controls and procedures also is based partly on certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions.

Management's Annual Report on Internal Control over Financial Reporting

This Annual Report on Form 10-K does not include a report of management's assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by rules of the SEC for newly public companies.

Changes in Internal Control Over Financial Reporting

During the years ended December 31, 2024, there have been no change in our internal control over financial reporting that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance

Directors and Executive Officers

Our current directors and executive officers are as follows:

Name	Age	Position
Robert I. Kauffman	60	Chief Executive Officer and Chairman of the Board
Hassan R. Baqar	46	Chief Financial Officer
Stuart Kovensky		Director
Jonathan Marshall		Director
Meltem Demirors		Director
Peter Early		Director

Robert I. Kauffman has served as Chief Executive Officer since August 2024. Mr. Kauffman has been the Chairman of the board of directors since October 21, 2024. Mr. Kauffman was a co-founder, principal and member of the board of directors of Fortress Investment Group LLC from its founding in 1998 until 2012. During his tenure at the firm, Mr. Kauffman served as a member of Fortress's management committee and was responsible for the management of Fortress's European private equity investment operations. While at Fortress Mr. Kauffman was primarily focused on financial services, real estate, distressed debt restructurings, and other asset based businesses. During his career, he has been involved in a wide variety of investment activities, including private fund raising, initial public offerings, primary and secondary public share offerings in multiple jurisdictions, take private transactions, as well as billions of dollars of bank and capital market debt financings and securitizations.

Prior to co-founding Fortress, Mr. Kauffman served as a managing director at UBS, from 1997 to 1998 in its Principal Finance area. Prior to that he was a principal at BlackRock Financial Management Inc., from 1993 to 1997 playing a key role in raising and investing their first Private Equity Fund, BlackRock Asset Investors. Previously, Mr. Kauffman worked at Lehman Brothers from 1986 to 1993 primarily focused on the mortgage and securitization markets both in the US and Europe.

Since his departure from Fortress in 2012, Mr. Kauffman has brought his extensive business experience to a variety of private and public investments, including the IPO of Aldel Financial Inc. and its successful merger with Hagerty Inc (HGTY), the largest specialty insurer of collector cars.

Mr. Kauffman serves on the board of directors of Hagerty Inc, Global Net Lease Realty, a publicly traded REIT, and an advisory board member of McLaren Racing LTD., a leading UK based Formula1 racing team. Mr. Kauffman is currently the chairman of the Race Team Alliance, an association of NASCAR Cup Series teams; and the owner of RK Motors, a leading restorer and reseller of classic cars.

Mr. Kauffman is also an investor and advisory board member of Off The Chain Capital, a cryptocurrency focused hedge fund. Mr. Kauffman earned a degree in Business Administration from Northeastern University in 1986.

Hassan R. Baqar has served as Chief Financial Officer of the Company since August 2024 and the Secretary since inception. Mr. Baqar has over 20 years of experience within financial services and other industries focused on corporate development, mergers & acquisitions, capital raising, investments and real estate transactions. Mr. Baqar has served as the founder and Managing Member of Sequoia Financial LLC, a management services and advisory firm, since January 2019. Mr. Baqar has also served as Chief Financial Officer from August 2021 to February 2024 and Executive Vice President from December 2021 to February 2024 of Fundamental Global Inc. (formerly FG Financial Group, Inc. (Nasdaq: FGF))), which operates as a diversified reinsurance, asset management, merchant banking, manufacturing and real estate holding company, as Chief Financial Officer of Insurance Income Strategies Ltd., a former Bermuda based reinsurance company from October 2017 to December 2021, as a Director of GreenFirst Forest Products Inc. (TSX: GFP) (formerly Itasca Capital Ltd.), a public company focused on investments in the forest products industry from August 2019 to December 2021 and as Chief Financial Officer of GreenFirst Forest Products Inc. from June 2016 to December 2020, as a Director of FG Reinsurance Ltd., a Cayman Islands reinsurance company since June 2020, as Director, Treasurer and Secretary of Sponsor Protection Coverage and Risk, Inc., a South Carolina captive insurance company from October 2022 to March 2024, and as a Director and Chief Financial Officer of Unbounded Media Corporation from June 2019 to September 2023. Mr. Baqar served as a Director, Secretary and Chief Financial Officer of FG Acquisition Corp. (TSX: FGAA.U) from October 2021 to September 2024, a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc. (TSX: SLT). Since September 2024, Mr. Baqar serves as Chief Financial Officer of Strong/MDI Screen Systems, Inc. (TSX: SLT). Since October 2023, has served as Chief Financial Officer of FG Merger II Corp. special purpose acquisition companies in the process of completing the initial public offering.

Mr. Baqar served as a Director of FG Merger Corp. (Nasdaq: FGMCU) from December 2021 to August 2023, a special purpose acquisition company which merged with iCoreconnect Inc. (Nasdaq: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services, and as Chief Financial Officer of Aldel Financial Inc. (NYSE: ADF) from January 2021 to December 2021, a special purpose acquisition company which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market. From July 2020 to July 2021, Mr. Baqar served as Chief Financial Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company, which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit. Previously, he served as Vice President of Kingsway Financial Services Inc. (NYSE: KFS) ("Kingsway") from January 2014 to January 2019 and as a Vice President of Kingsway's subsidiary Kingsway America Inc. from January 2010 to January 2019. Mr. Baqar also served as Director and Chief Financial Officer of 1347 Capital Corp. from April 2014 to July 2016, a special purpose acquisition company which merged with Limbach Holdings, Inc. (Nasdaq: LMB). Mr. Baqar served as a member of the Board of Directors of Fundamental Global Inc. (formerly FG Financial Group, Inc. (NASDAQ: FGF)) from October 2012 to May 2015. He also served as the Chief Financial Officer of United Insurance Holdings Corp. (NYSE: UIHC), a publicly held property and casualty insurance holding company, from August 2011 to April 2012.

His previous experience also includes Director of Finance at Itasca Financial, LLC from 2008 to 2009 and positions held at Lumbermens Mutual Casualty Company (a Kemper Insurance company), a diversified mutual property-casualty insurance provider, from June 2000 to April 2008, where he most recently served as a Senior Analyst. Mr. Baqar earned a Master's Degree in Business Administration from Northeastern Illinois University in 2009 and a Bachelor's Degree in Accounting and Business Administration from Monmouth College in 2000. He also holds a Certified Public Accountant designation.

Jonathan S. Marshall has been a director of the Company since October 21, 2024. Since June 2018, Mr. Marshall has served as the Executive Director of the Race Team Alliance (RTA), a 501(c)(6) organization that represents the collective interests of the race teams that compete in the NASCAR Cup Series. As Executive Director, he works closely with the leadership of the member race teams with a mandate to advance their collective interests in the sport. He has served in that role since 2018. Prior to the RTA, from November 2013 to April 2018, Mr. Marshall was the Chief Operating Officer and General Counsel of the World Surf League ("WSL") having joined the WSL as its General Counsel before being promoted to COO. In addition to his legal background, Mr. Marshall has a wide range of experience in the fields of media distribution, financing, licensing and sales, mergers and acquisitions and corporate transactions.

Prior to joining WSL, from January 2011to October 2013, Mr. Marshall was SVP, Business Development & Strategy at USA TODAY Sports Media Group, where he oversaw the operations for USA TODAY High School Sports, sports digital properties and sports analytics. Prior to that, Mr. Marshall was President of Television at Westwood One. He began his professional career with the law firm, Shearman & Sterling before moving to work in the entertainment practice at Loeb & Loeb, LLP. Mr. Marshall has been a member of the California State Bar since 1988 and is a graduate of the Tulane Law School (J.D.) and the A.B. Freeman School of Business at Tulane University (B.A.). We believe Mr. Marshall is qualified to serve on our board of directors based on his extensive management expertise and legal experience.

Stuart Kovensky has been a director of the Company since October 21, 2024. Mr. Kovensky is an experienced C-Suite executive, investor and board member with over 25 years of experience in investment management, business development, fund-raising and corporate governance. Since 2023, Mr. Kovensky has served as the Managing Member of Cogent Advisory LLC, a firm he founded and where he focuses on providing corporate advisory and director services. Between January 2006 and December 2022, Mr. Kovensky was the Co-CEO, CIO and member of the board of directors of Onex Credit Partners, a firm that he co-founded in 2006 and was subsequently sold to Onex Corp. Onex Credit Partners is a multi-strategy investor in both public and private non-investment grade credit markets with assets under management in excess of $25 billion. In his role at Onex Credit, Stuart shared responsibility for all aspects of the firms' operations with a focus on investment management and marketing as well as business development, in which capacity he spearheaded key areas of strategic expansion that helped the firm grow significantly, both organically and through strategic acquisitions.

Prior to co-founding Onex Credit Partners, Mr. Kovensky was a Portfolio Manager and Co-Head of the opportunistic credit strategy at John A. Levin and Co. from 2001-2005. From 1995-2000 he was a Partner and Head of Research at Murray Capital Management. Mr. Kovensky began his career at Chase Manhattan Bank in 1989 where he gained experience in High Yield Finance, Structured Finance and International Trade Finance. Mr. Kovensky has served on the board of directors for Naviga, Inc, Artera Services, Smile Holdings, United Road Services, CWT Travel Services and At Home Cayman, Inc. He is also an advisory board member of meetperry, inc.

Mr. Kovensky earned a degree in Management from Binghamton University in 1989 and a Masters in Business Administration from the Stern School of Business at New York University in 1996. We believe Mr. Kovensky is qualified to serve on our board of directors based on his management and financial markets and banking experience.

Meltem Demirors has been a director of the Company since October 21, 2024. Since 2024, Ms. Demirors has served as the Managing Partner of Crucible Capital, an investment firm she founded which focuses on the intersection of cryptocurrencies, physical infrastructure, and commodities markets. From 2018 to 2023, Ms. Demirors served as Chief Strategy Officer at CoinShares, a publicly listed European investment company specialising in digital assets, where she oversaw investments to provide institutional investors with thematic, risk-managed exposure to the emerging crypto asset ecosystem and served as managing director of the firm's US operations. From 2015 until 2018, Ms. Demirors led the Development team at Digital Currency Group, one of the largest digital asset investment firms in the world. Previously, Ms. Demirors was a strategy consultant in Deloitte's Oil & Gas practice. She is a frequent contributor to broadcast and print media and is a Program Fellow at the Oxford Saïd Business School where she has been overseeing the Blockchain Strategy Programme since 2017. Ms. Demirors holds a BA in Mathematical Economics from Rice University, and an MBA from the MIT Sloan School of Management. We believe that Ms. Demiror is qualified to serve on our board of directors due to her experience in public companies, financial markets and management skills.

Peter Early has been a director of the Company since October 21, 2024. Since April 2024, Mr. Early has served as head business development at 1Round Table Partners ("1RT"), the largest growth equity investor focused exclusively on the blockchain space. Prior to 1RT, he served on the board of directors and lead all aspects of business development and strategy from 2019 to 2024 for Exos Financial ("Exos"), a tech-enabled institutional bank he co-founded with Brady Dougan, the former CEO of Credit Suisse, and Joe Squeri, the former CTO of Citadel. Mr. Early led the SPAC business at Exos where he advised multiple companies on their SPAC mergers and multiple sponsor teams on their SPAC IPOs. He also devised and oversaw an investment strategy that invested roughly $200m in an actively managed portfolio of listed SPACs.

Prior to Exos, Mr. Early served in leadership roles at SoFi Technologies, Inc., Guggenheim Partners, LLC, and Wynn Resorts, Limited and worked in trading at Bankers Trust New York Corporation and Tiger Global Management, LLC. Additionally, he helped launch three Tiger-Cub hedge funds as either the CEO/CIO or President. Mr. Early earned a BS in electrical engineering and economics from Yale University in 1991. We believe that Mr. Early is qualified to serve on our board of directors based on his extensive experience in financial services, capital markets, operational and management expertise.

Number and Terms of Office of Officers and Directors

Our board of directors consists of five members. Approval of our Business Combination will require the affirmative vote of a majority of our board directors, which must include a majority of our independent directors. Subject to any other special rights applicable to the shareholders, prior to our Business Combination, any vacancies on our board of directors may be filled by the affirmative vote of a majority of the directors present and voting at the meeting of our board of directors. Our officers are appointed by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our amended and restated memorandum and articles of association as it deems appropriate. Our amended and restated memorandum and articles of association provide that our officers may consist of a Chairman of the Board, a Chief Executive Officer, a President, a Chief Operating Officer, a Chief Financial Officer, Vice Presidents, a Secretary, Assistant Secretaries, a Treasurer and such other offices as may be determined by the board of directors.

Director Independence

Nasdaq listing rules require that a majority of our board of directors be independent within one year of our IPO. An "independent director" is defined generally as a person that, in the opinion of the company's board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have three "independent directors" as defined in Nasdaq rules and applicable SEC rules . Our board has determined that each of Stuart Kovensky, Meltem Demirors, and Peter Early is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

Committees of the Board of Directors

Our board of directors has three standing committees: an audit committee, a compensation committee; and a nominating and corporate governance committee. Subject to phase-in rules, Nasdaq listing rules and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors, and Nasdaq listing rules require that the compensation committee and the nominating and corporate governance committee of a listed company be comprised solely of independent directors. Each committee operates under a charter approved by our board of directors and has the composition and responsibilities described below.

Audit Committee

We established an audit committee of the board of directors, the initial members of which are Stuart Kovensky, Meltem Demirors, and Peter Early, each of whom meet the independent director standard under Nasdaq listing standards and under Rule 10-A-3(b)(1) of the Exchange Act. Mr. Stuart Kovensky serves as chairperson of the audit committee.

Each member of the audit committee is financially literate and our board of directors has determined that each of Stuart Kovensky, Meltem Demirors, and Peter Early qualifies as an "audit committee financial expert" as defined in applicable SEC rules and has accounting or related financial management expertise.

We have adopted an audit committee charter, which details the principal functions of the audit committee, including:

- assisting board oversight of (1) the integrity of our financial statements, (2) our compliance with legal and regulatory requirements, (3) our independent auditor's qualifications and independence, and (4) the performance of our internal audit function and independent auditors; the appointment, compensation, retention, replacement, and oversight of the work of the independent auditors and any other independent registered public accounting firm engaged by us;

- pre-approving all audit and non-audit services to be provided by the independent auditors or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures; reviewing and discussing with the independent auditors all relationships the auditors have with us in order to evaluate their continued independence;

- setting clear policies for audit partner rotation in compliance with applicable laws and regulations; obtaining and reviewing a report, at least annually, from the independent auditors describing (1) the independent auditor's internal quality-control procedures and (2) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

- meeting to review and discuss our annual audited financial statements and quarterly financial statements with management and the independent auditor, including reviewing our specific disclosures under "*Management's Discussion and Analysis of Financial Condition and Results of Operations*"; reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and

- reviewing with management, the independent auditors, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee

We established a compensation committee of the board of directors, the initial members of which are Stuart Kovensky, Meltem Demirors, and Peter Early. Under Nasdaq listing standards and applicable SEC rules, we are required to have at least two members of the compensation committee, all of whom must be independent. Stuart Kovensky, Meltem Demirors, and Peter Early are independent and Meltem Demirors chairs the compensation committee.

We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:

- reviewing and approving on an annual basis the corporate goals and objectives relevant to our chief executive officer's compensation, evaluating our chief executive officer's performance in light of such goals and objectives and determining and approving the remuneration (if any) of our chief executive officer based on such evaluation;

- reviewing and making recommendations to our board of directors with respect to the compensation, and any incentive compensation and equity based plans that are subject to board approval of all of our other officers;

- reviewing our executive compensation policies and plans;

- implementing and administering our incentive compensation equity-based remuneration plans;

- assisting management in complying with our proxy statement and annual report disclosure requirements;

- approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our officers and employees;

- producing a report on executive compensation to be included in our annual proxy statement; and

- reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.

Notwithstanding the foregoing, no compensation of any kind, including finders, consulting or other similar fees, will be paid to any of our existing shareholders, officers, directors or any of their respective affiliates, prior to, or for any services they render in order to effectuate the consummation of aBusiness Combination. Accordingly, it is likely that prior to the consummation of an initial business combination, the compensation committee will only be responsible for the review and recommendation of any compensation arrangements to be entered into in connection with such Business Combination.

The charter will also provide that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, independent legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser.

However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.

Nominating and Corporate Governance Committee

We established a nominating and corporate governance committee of the board of directors, the initial members of which are Stuart Kovensky, Meltem Demirors, and Peter Early. Peter Early serves as chair of the nominating and corporate governance committee.

We adopted a nominating and corporate governance committee charter, which details the purpose and responsibilities of the nominating and corporate governance committee, including:

- identifying, screening and reviewing individuals qualified to serve as directors, consistent with criteria approved by the board, and recommending to the board of directors candidates for nomination for appointment at the annual general meeting of shareholders or to fill vacancies on the board of directors;

- developing and recommending to the board of directors and overseeing implementation of our corporate governance guidelines;

- coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and

- reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.

The charter also provides that the nominating and corporate governance committee may, in its sole discretion, retain or obtain the advice of, and terminate, any search firm to be used to identify director candidates, and will be directly responsible for approving the search firm's fees and other retention terms.

We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our shareholders. Prior to our Business Combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.

Compensation Committee Interlocks and Insider Participation

None of our officers currently serves, or in the past year has served, as a member of the compensation committee of any entity that has one or more officers serving on our board of directors.

Senior Advisor to the Board of Directors

Larry G. Swets Jr. acts as senior advisor to the Board of Directors. Mr. Swets assists our management team with sourcing and evaluating business opportunities and devises plans and strategies to optimize any business that we may acquire. We have not currently entered into any formal arrangements or agreements with Mr. Swets to provide services to us and he will have no fiduciary obligations to present business opportunities to us. Mr. Swets will not be paid any finder's fees, reimbursement, or consulting fee prior to, or in connection with any services rendered in order to effectuate, the consummation of our Business Combination (regardless of the type of transaction).

Larry G. Swets, Jr. serves as our senior advisor. Mr. Swets has over 25 years of experience within financial services encompassing both non-executive and executive roles. Mr. Swets founded Itasca Financial LLC, an advisory and investment firm, in 2005 and has served as its managing member since inception. Mr. Swets is founder and President of Itasca Golf Managers, Inc., a management services and advisory firm focused on the real estate and hospitality industries since August 2018. Mr Swets served as Chief Executive Officer and a director of FG Acquisition Corp. (TSX: FGAA.U) from October 2021 to September 2024, a special purpose acquisition company which merged with Strong/MDI Screen Systems, Inc. (TSX: SLT). Since September 2024, Mr. Swets serves as Executive Chairman of Strong/MDI Screen Systems, Inc. (TSX: SLT). Mr. Swets has served as Chief Executive Officer of FG Merger II Corp. and FG Merger III Corp. since September 2023, two special purpose acquisition companies in the process of completing its initial public offerings; and as Head of Merchant Banking of Fundamental Global Inc. (formerly FG Financial Group Inc.) (Nasdaq: FGF) since February 2024. Mr. Swets is a member of the board of directors of GreenFirst Forest Products Inc. (TSXV: GFP), a public company focused on investments in the forest products industry since June 2016, and Ascension Illinois Foundation since March 2018.

Previously, Mr. Swets served as a director of FG Merger Corp. (Nasdaq: FGMCU), a special purpose acquisition company which merged with iCoreConnect Inc. (Nasdaq: ICCT), a market leading, cloud-based software and technology company focused on increasing workflow productivity and customer profitability through its enterprise and healthcare workflow platform of applications and services, from February 2022 to August 2023, and as a director and Chief Executive Officer of FG New America Acquisition Corp. (NYSE: FGNA), a special purpose acquisition company which merged with OppFi Inc. (NYSE: OPFI), a leading financial technology platform that powers banks to help everyday consumers gain access to credit, from July 2020 to July 2021. Mr. Swets served as Senior Advisor to Aldel Financial Inc. (NYSE: ADF), a special purpose acquisition company which merged with Hagerty, Inc. (NYSE: HGTY), a leading specialty insurance provider focused on the global automotive enthusiast market, from April 2021 to December 2021. Mr. Swets also served as Chief Executive Officer of Fundamental Global Inc. (formerly FG Financial Group Inc.) from November 2020 to February 2024, after having served as interim CEO from June 2020 to November 2020, Chief Executive Officer of GreenFirst Forest Products Inc. (TSXV: GFP) (formerly Itasca Capital Ltd.) from June 2016 to June 2021, Chief Executive Officer of Kingsway Financial Services Inc. (NYSE: KFS) from July 2010 to September 2018, including as its President from July 2010 to March 2017. He served as Chief Executive Officer and director of 1347 Capital Corp., a special purpose acquisition company which merged with Limbach Holdings, Inc. (Nasdaq: LMB), from April 2014 to July 2016. He was also a founder and served as Chairman of the Board of Unbounded Media Corporation from June 2019 to September 2023. Mr. Swets also previously served as a member of the board of directors of Fundamental Global Inc. (formerly FG Financial Group Inc.) from November 2013 to February 2024, FG Group Holdings, Inc. from October 2021 to February 2024, Harbor Custom Development, Inc. (Nasdaq: HCDI) from February 2020 to November 2023, Limbach Holdings, Inc. (Nasdaq: LMB) from July 2016 to August 2021, Kingsway Financial Services Inc. (NYSE: KFS) from September 2013 to December 2018, Atlas Financial Holdings, Inc. (OTC: AFHIF) from December 2010 to January 2018, FMG Acquisition Corp. (Nasdaq: FMGQ) from May 2007 to September 2008, United Insurance Holdings Corp. from 2008 to March 2012; and Risk Enterprise

Management Ltd. from November 2007 to May 2012. Mr. Swets served as director of Insurance Income Strategies Ltd. from October 2017 to December 2021.

Prior to founding Itasca Financial LLC, Mr. Swets served as an insurance company executive and advisor, including the role of director of investments and fixed income portfolio manager for Lumbermens Mutual Casualty Company, formerly known as Kemper Insurance Companies. Mr. Swets began his career in insurance as an intern in the Kemper Scholar program in 1994. Mr. Swets earned a Master's Degree in Finance from DePaul University in 1999 and a Bachelor's Degree from Valparaiso University in 1997. He is a member of the Young Presidents' Organization and holds the Chartered Financial Analyst (CFA) designation.

Code of Business Conduct and Ethics

We have adopted a Code of Ethics applicable to our directors, officers and employees. We filed a copy of our Code of Ethics as an exhibit to the registration statement of the IPO. You are able to review this document by accessing our public filings at the SEC's web site at *www.sec.gov*. In addition, a copy of the Code of Ethics and the charters of the committees of our board of directors will be provided without charge upon request from us. If we make any amendments to our Code of Ethics other than technical, administrative or other non-substantive amendments, or grant any waiver, including any implicit waiver, from a provision of the Code of Ethics applicable to our principal executive officer, principal financial officer principal accounting officer or controller or persons performing similar functions requiring disclosure under applicable SEC or Nasdaq rules, we will disclose the nature of such amendment or waiver on our website. The information included on our website is not incorporated by reference into this Form 10-K or in any other report or document we file with the SEC, and any references to our website are intended to be inactive textual references only.

Item 11. Executive Compensation

None of our directors have received any cash compensation for services rendered to us. We have agreed to pay our Sponsor $20,000 per month for office space, secretarial and administrative services provided to members of our management team through the earlier of consummation of our Business Combination and our liquidation, we will pay our Sponsor. In addition, our Sponsor, executive officers and directors, or any of their respective affiliates will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations.

Our audit committee reviews on a quarterly basis all payments that were made to our Sponsor, executive officers or directors, or our or their affiliates. Any such payments prior to a Business Combination will be made from funds held outside the trust account. Other than quarterly audit committee review of such reimbursements, we do not expect to have any additional controls in place governing our reimbursement payments to our directors and executive officers for their out-of-pocket expenses incurred in connection with our activities on our behalf in connection with identifying and consummating a Business Combination. Other than these payments and reimbursements, no compensation of any kind, including finder's and consulting fees, will be paid by the company to our Sponsor, executive officers and directors, or any of their respective affiliates, prior to completion of our Business Combination.

We do not intend to take any action to ensure that members of our management team maintain their positions with us after the consummation of our Business Combination, although it is possible that some or all of our executive officers and directors may negotiate employment or consulting arrangements to remain with us after our Business Combination. The existence or terms of any such employment or consulting arrangements to retain their positions with us may influence our management's motivation in identifying or selecting a target business but we do not believe that the ability of our management to remain with us after the consummation of our Business Combination will be a determining factor in our decision to proceed with any potential Business Combination. We are not party to any agreements with our executive officers and directors that provide for benefits upon termination of employment.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

The following table sets forth information regarding the beneficial ownership of our ordinary shares as of the date of February 11, 2025, based on information obtained from the persons named below, with respect to the beneficial ownership of shares of our common stock, by:

- each person known by us to be the beneficial owner of more than 5% of our outstanding shares of common stock;

- each of our executive officers and directors; and

- all our executive officers and directors as a group.

The beneficial ownership of our common stock is based on 29,868,214 ordinary shares issued and outstanding as of February 11, 2025 of which 23,707,500 were Class A ordinary shares and 6,106,000 were Class B ordinary shares.

Unless otherwise indicated, we believe that all persons named in the table have sole voting and investment power with respect to all ordinary shares beneficially owned by them. The following table does not reflect record of beneficial ownership of the Public Warrants, Private Unit Warrants and $15 Private Warrants that are not exercisable within 60 days of February 11, 2025.

Name and Address of Beneficial Owner[1]	Class A ordinary shares		Class B ordinary shares		Approximate percentage of ordinary class
	Number of shares beneficially owned	Approximate percentage of class	Number of shares beneficially owned	Approximate percentage of class	
Aldel Investors II LLC [2][3]	440,000	*	5,470,714	88.8 %	18.3 %
Robert I. Kauffman [3][4]	440,000	*	5,570,714	90.4 %	18.7 %
Hassan R. Baqar	—	—	70,000	1.14 %	*
Peter Early	—	—	25,000	*	*
Stuart Kovensky	—	—	25,000	*	*
Jonathan Marshall	—	—	25,000	*	*
Meltem Demirors	—	—	25,000	*	*
All officers, directors and director nominees as a group (6 persons)	440,000	*	5,740,714	93.2 %	19.2 %

* Less than one percent

(1) Unless otherwise noted, the business address of each of the following is 104 S. Walnut Street, Unit 1A, Itasca, IL 60143.

(2) Interests include founder shares, classified as Class B ordinary shares. Such shares will automatically convert into Class A ordinary shares concurrently with or immediately following the consummation of our Business Combination, or earlier at the option of the holders thereof, on a one-for-one basis, Class A ordinary shares issuable pursuant to a private placement.

(3) Aldel Investors II LLC is the record holder of the shares reported herein. Robert I. Kauffman is the managing member of Aldel Investors II LLC. Mr. Kauffman has voting and investment discretion with respect to the ordinary shares held of record by Aldel Investors II LLC.

(4) Includes 100,000 founder shares held by Mr. Kauffman in his individual capacity.

our Sponsor, and our executive officers and directors are deemed to be our "promoters" as such term is defined under the federal securities laws. See "Item 13. Certain Relationships and Related Transactions, and Director Independence" below for additional information regarding our relationships with our promoters.

Item 13. Certain Relationships and Related Transactions, and Director Independence Conflicts of Interest

Under Cayman Islands law, directors and officers owe the following fiduciary duties:

i.   Under Cayman Islands law, directors and officers owe the following fiduciary duties:

ii. duty to exercise powers for the purposes for which those powers were conferred and not for a collateral purpose;

iii. directors should not improperly fetter the exercise of future discretion;

iv. duty to exercise powers fairly as between different sections of shareholders;

v.   duty not to put themselves in a position in which there is a conflict between their duty to the company and their personal interests; and

vi. duty to exercise independent judgment.

In addition to the above, directors also owe a duty of care which is not fiduciary in nature. This duty has been defined as a requirement to act as a reasonably diligent person having both the general knowledge, skill and experience that may reasonably be expected of a person carrying out the same functions as are carried out by that director in relation to the company and the general knowledge skill and experience of that director.

As set out above, directors have a duty not to put themselves in a position of conflict and this includes a duty not to engage in self-dealing, or to otherwise benefit as a result of their position. However, in some instances what would otherwise be a breach of this duty can be forgiven and/or authorized in advance by the shareholders *provided that* there is full disclosure by the directors. This can be done by way of permission granted in the memorandum and articles of association or alternatively by shareholder approval at general meetings.

Our officers and directors presently and in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a Business Combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a Business Combination opportunity which is suitable for an entity to which he or she has then- current fiduciary or contractual obligations, he or she will honor his or her fiduciary or contractual obligations to present such business combination opportunity to such entity, subject to their fiduciary duties under Cayman Islands law. Our amended and restated memorandum and articles of association provide that, to the fullest extent permitted by applicable law: (i) no individual serving as a director or an officer shall have any duty, except and to the extent expressly assumed by contract, to refrain from engaging directly or indirectly in the same or similar business activities or lines of business as us; and (ii) we renounce any interest or expectancy in, or in being offered an opportunity to participate in, any potential transaction or matter which may be a corporate opportunity for any director or officer, on the one hand, and us, on the other. However, based on the existing relationships of our sponsor, directors and officers, their level of financial investment in us and the potential loss of such investment if no business combination is consummated, the fact that we may consummate a Business Combination with a target in a broad range of sectors, and that the type of transaction that we would target would be of a nature substantially different than what they would target, we do not believe that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our Business Combination.

Below is a table summarizing the entities to which our executive officers and directors currently have fiduciary duties or contractual obligations:

Individual	Entity	Entity's Business	Affiliation
Robert I. Kauffman	Hagerty Insurance	Insurance	Director
	Global Net Lease Realty	Real Estate	Director
	Race Team Alliance	Motorsport	Chairman
	RK Motors	Car dealership	Owner
Hassan R. Baqar	Saltire Capital Ltd.	Investment Company	Chief Financial Officer
	Craveworthy LLC	Restaurant Portfolio Company	Manager
	FG Reinsurance Ltd.	Reinsurance	Director
	FG Merger II Corp.	Special Purpose Acquisition Company	Chief Financial Officer
	Sequoia Financial LLC	Management Services & Financial Advisory	Managing Member
Stuart Kovensky	Cogent Advisory LLC	Investment Management	Manager
	At Home Cayman, Inc.	Finance/Retail	Director
	Meet Perry, Inc.	Investment Community	Advisory Board Member
	Hermitage Member Club, Inc.	Private Ski Mountain	Director & President
Jonathan Marshall	RTA Media, LLC	Motorsport	Director
	TFI Properties, LLC	Hospitality	President

Potential investors should also be aware of the following other potential conflicts of interest:

- Our executive officers and directors are not required to, and will not, commit their full time to our affairs, which may result in a conflict of interest in allocating their time between our operations and our search for a business combination and their other businesses. We do not intend to have any full- time employees prior to the completion of our Business Combination. Each of our executive officers is engaged in several other business endeavors for which he may be entitled to substantial compensation, and our executive officers are not obligated to contribute any specific number of hours per week to our affairs.

- Our Initial Shareholders purchased Founder Shares prior to the IPO and have purchased Private Placement Securities in the Private Placement that closed simultaneously with the IPO. Our Initial Shareholders have entered into agreements with us, pursuant to which they have agreed to waive their redemption rights with respect to any Founder Shares, Private Placement Securities and Public Shares they hold in connection with the completion of our Business Combination The other members of our management team have entered into agreements similar to the one entered into by our Initial Shareholders with respect to any Public Shares acquired by them in or after the IPO. Additionally, our Initial Shareholders have agreed to waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if we fail to complete our Business Combination within the prescribed time frame or any extended period of time that we may have to consummate a Business Combination as a result of an amendment to our amended and restated memorandum and articles of association, although they will be entitled to liquidating distributions from assets outside the Trust Account. If we do not complete our Business Combination within such applicable time period, the proceeds of the sale of the Private Placement Securities held in the Trust Account will be used to fund the redemption of our Public Shares, and the Private Placement Securities will be worthless.

- Additionally, our Initial Shareholders have agreed not to transfer, assign or sell any of their Founder Shares and any Class A ordinary shares issuable upon conversion thereof until the earlier to occur of: (i) one year after the completion of our Business Combination or (ii) the date on which we complete a liquidation, merger, share exchange or other similar transaction after our Business Combination that results in all of our shareholders having the right to exchange their Class A ordinary shares for cash, securities or other property; except to certain permitted transferees.

- Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our Business Combination.

We are not prohibited from pursuing a Business Combination with a target that is affiliated with our Sponsor, officers or directors or completing the Business Combination through a joint venture or other form of shared ownership with our Sponsor, officers or directors. In the event we seek to complete our Business Combination with a target that is affiliated with our Sponsor, executive officers or directors, we, or a committee of independent directors, would obtain an opinion from an independent investment banking which is a member of FINRA or a valuation or appraisal firm, that such Business Combination is fair to our Company from a financial point of view. We are not required to obtain such an opinion in any other context. Furthermore, in no event will our Sponsor or any of our existing officers or directors, or any of their respective affiliates, be paid by the company any finder's fee, consulting fee or other compensation prior to, or for any services they render in order to effectuate, the completion of our Business Combination. Further, we pay our sponsor (and/or its affiliates or designees) an aggregate of $20,000 per month for office space, secretarial and administrative services provided to members of our management team.

We cannot assure you that any of the above mentioned conflicts will be resolved in our favor

In the event that we submit our Business Combination to our Public Shareholders for a vote, our Sponsor, officers and directors have agreed to vote their Founder Shares and Private Placement shares, and they and the other members of our management team have agreed to vote their Founder Shares and Private Placement shares and any shares purchased during or after the IPO in favor of our Business Combination, aside from shares they may purchase in compliance with the requirements of Rule 14e-5 under the Exchange Act, which would not be voted in favor of approving the business combination transaction.

Limitation on Liability and Indemnification of Officers and Directors

Cayman Islands law does not limit the extent to which a company's memorandum and articles of association may provide for indemnification of officers and directors, except to the extent any such provision may be held by the Cayman Islands courts to be contrary to public policy, such as to provide indemnification against willful default, fraud or the consequences of committing a crime. Our amended and restated memorandum and articles of association provide for indemnification of our officers and directors to the maximum extent permitted by law, including for any liability incurred in their capacities as such, except through their own actual fraud, willful default or willful neglect. We have purchased a policy of directors' and officers' liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

Our officers and directors have agreed to waive any right, title, interest or claim of any kind in or to any monies in the Trust Account, and have agreed to waive any right, title, interest or claim of any kind they may have in the future as a result of, or arising out of, any services provided to us and will not seek recourse against the Trust Account for any reason whatsoever. Accordingly, any indemnification provided will only be able to be satisfied by us if (i) we have sufficient funds outside of the Trust Account or (ii) we consummate a Business Combination.

Our indemnification obligations may discourage shareholders from bringing a lawsuit against our officers or directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against our officers and directors, even though such an action, if successful, might otherwise benefit us and our shareholders. Furthermore, a shareholder's investment may be adversely affected to the extent we pay the costs of settlement and damage awards against our officers and directors pursuant to these indemnification provisions.

We believe that these provisions, the insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

Director Independence

Nasdaq listing rules require that a majority of our board of directors be independent within one year of our IPO. An "independent director" is defined generally as a person that, in the opinion of the company's board of directors, has no material relationship with the listed company (either directly or as a partner, shareholder or officer of an organization that has a relationship with the company). We have three "independent directors" as defined in Nasdaq rules and applicable SEC rules . Our board has determined that each of Stuart Kovensky, Meltem Demirors, and Peter Early is an independent director under applicable SEC and Nasdaq rules. Our independent directors will have regularly scheduled meetings at which only independent directors are present.

The following is a summary of fees paid or to be paid to Fruci & Associates II, PLLC ("Fruci"), for services rendered.

Audit Fees. Audit fees consist of fees billed for professional services rendered for the audit of our year-end financial statements and services that are normally provided by Fruci in connection with regulatory filings. The aggregate fees billed by Fruci for professional services rendered for the audit of our annual financial statements, review of the financial information for the respective periods, registration statement and other required filings with the SEC was $38,500 for the fiscal years ended December 31,2024 The above amounts include interim procedures and audit fees and retainer for the annual audit, as well as attendance at audit committee meetings.

Audit-Related Fees. We paid Fruci $11,000 for the services performed related to consent and comfort letter issued in relation to our IPO.

Tax Fees. We did not pay Fruci for tax planning and tax advice for the fiscal years ended December 31, 2024

Pre-Approval Policy

Our audit committee was formed upon the consummation of our IPO. As a result, the audit committee did not pre-approve all of the foregoing services, although any services rendered prior to the formation of our audit committee were approved by our board of directors. Since the formation of our audit committee, and on a going-forward basis, the audit committee has and will pre-approve all auditing services and permitted non-audit services to be performed for us by our auditors, including the fees and terms thereof (subject to the de minimis exceptions for non-audit services described in the Exchange Act which are approved by the audit committee prior to the completion of the audit).

PART IV

Item 15. Exhibits and Financial Statement Schedules

The following are filed with this report:

ALDEL FINANCIAL II INC.
INDEX TO FINANCIAL STATEMENTS



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of Aldel Financial II Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheet of Aldel Financial II Inc. ("the Company") as of December 31, 2024, and the related statement of operations, changes in stockholders' equity, and cash flows for the period from July 15, 2024 (inception) to December 31, 2024, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2024, and the results of its operations and its cash flows for the period then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate. We determined that there were no critical audit matters.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC – PCAOB ID #05525
We have served as the Company's auditor since 2024.

Spokane, Washington
February 11, 2025

ITEM 1. FINANCIAL STATEMENTS.


Aldel Financial II Inc.
Balance Sheet
December 31, 2024
(Audited)


ASSETS		
Current assets		
Cash	$	1,004,085
Prepaid expense		323,005
Total current assets		1,327,090
Investment held in trust account		233,166,502
TOTAL ASSETS	**$**	**234,493,592**
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$	22,027
TOTAL LIABILITIES	**$**	**22,027**
COMMITMENTS AND CONTINGENCIES		
Class A ordinary shares; $0.0001 par value, subject to possible redemption, 23,00,000 shares at redemption value	$	233,166,502
STOCKHOLDERS' EQUITY		
Preferred shares, $0.0001 par value; 1,000,000 shares authorized; 0 issued and outstanding		—
Class A ordinary Shares, $0.0001 par value; 479,000,000 shares authorized; 707,500 issued and outstanding (excluding 23,000,000 shares subject to possible redemption)	$	71
Class B ordinary Shares, $0.0001 par value; 20,000,000 shares authorized; 6,160,714 issued and outstanding		616
Accumulated earnings		1,304,376
Total Stockholders' Equity		1,305,063
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	**$**	**234,493,592**


The accompanying notes are an integral part of the financial statements.


Aldel Financial II Inc.
Statement of Operations
For the period from July 15, 2024 (inception) to December 31, 2024
(Audited)

Operating expenses:		
General and administrative expenses	$	132,836
Loss from operations		(132,836)
Other income:		
Investment income on trust account		2,016,502
Total other income		2,016,502
Net income	$	1,883,666
Weighted average redeemable ordinary shares outstanding - basic		9,526,627
Basic income per share, redeemable ordinary shares	$	0.34
Weighted average redeemable ordinary shares outstanding - diluted		14,289,941
Diluted income per share, redeemable ordinary shares	$	0.21
Weighted average non-redeemable ordinary shares outstanding basic and diluted		6,179,142
Basic and diluted loss per non-redeemable ordinary share	$	(0.22)

The accompanying notes are an integral part of the financial statements.

Aldel Financial II Inc.
Statement of Changes in Stockholders' Equity
For the period from July 15, 2024 (inception) to December 31, 2024
(Audited)

	Common Stock Shares	Common Stock Amount	Additional paid-in capital	Accumulated earnings	Total Stockholders' equity
Balance at July 15, 2024 (inception)	—	$ —	$ —	$ —	$ —
Issuance of founder shares	5,750,000	575	24,425	—	25,000
Issuance of additional founder shares	410,714	41	1,626	—	1,667
Sale of 23,000,000 units at $10 per unit in IPO	23,000,000	2,300	229,997,700	—	230,000,000
Sale of 477,500 units to Sponsor in private placement	477,500	48	4,774,952	—	4,775,000
Sale of 230,000 units to underwriters in private placement	230,000	23	2,299,977	—	2,300,000
Sale of 1,000,000 $15 strike warrants in private placement	—	—	100,000	—	100,000
Reclassification of deferred offering costs	—	—	(4,613,768)	—	(4,613,768)
Class A ordinary shares subject to possible redemptions	—	(2,300)	(231,147,700)	—	(231,150,000)
Accretion of Class A ordinary shares subject to possible redemption	—	—	(1,437,212)	(579,290)	(2,016,502)
Net Income	—	—	—	1,883,666	1,883,666
Balance at December 31, 2024	29,868,214	$ 687	$ —	$ 1,304,376	$ 1,305,063

The accompanying notes are an integral part of the financial statements.

Aldel Financial II Inc.
Statement of Cash Flows
For the period from July 15, 2024 (inception) to December 31, 2024
(Audited)

Cash flows from operating activities		
Net income	$	1,883,666
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Accounts payable		22,027
Prepaid expenses		(323,005)
Net cash used in operating activities		1,582,688
Cash flows from investing activities		
Investment in trust account		(233,166,502)
Net cash used in investing activities		(233,166,502)
Cash flows from financing activities		
Proceeds from promissory note		178,333
Repayment of promissory note		(178,333)
Proceeds from issuance of Founder shares		26,667
Proceeds from sale of 23,000,000 units at $10 per unit in IPO net of offering cost		225,386,232
Proceeds from sale of 477,500 units to Sponsor in private placement		4,775,000
Proceeds from sale of 230,000 units to underwriters in private placement		2,300,000
Proceeds from sale of 1,000,000 $15 strike warrants in private placement		100,000
Net cash provided by Financing activities		232,587,899
Net increase in cash		1,004,085
Cash at beginning of period		—
Cash at end of period	$	1,004,085
Supplemental disclosure for non-cash financing activities:		
Settlement of additional Founder Share issuance against the promissory note		1,667
Offering cost		4,613,768

The accompanying notes are an integral part of the financial statements.

Aldel Financial II Inc.
NOTES TO THE FINANCIAL STATEMENTS
December 31, 2024

NOTE 1. DESCRIPTION OF ORGANIZATION AND BUSINESS OPERATIONS

Aldel Financial II Inc. (the "Company") is a blank check company incorporated as a Cayman Islands exempted company on July 15, 2024 . The Company was formed for the purpose of merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities ("Business Combination")

Although the Company is not limited to a particular industry or geographic region for purposes of consummating a Business Combination, the Company intends to focus on businesses in the financial services industry. The Company is an early stage and emerging growth company and, as such, the Company is subject to all of the risks associated with early stage and emerging growth companies.

As of December 31,2024, the Company had not yet commenced any operations. All activity through December 31, 2024 relates to the Company's formation and the initial public offering ("IPO"), which is described below. The Company will not generate any operating revenues until after the completion of its initial Business Combination, at the earliest. The Company will generate nonoperating income in the form of interest income from the proceeds derived from the IPO. The Company has selected December 31 as its fiscal year end.

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 units (the "Units") at $10.00 per unit including the 3,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. Each Unit consist of one share of Class A ordinary share of the Company, par value $0.0001 per share (the "Public Share") and one-half of one redeemable warrant ("Public Warrant"), each whole Public Warrant entitling the holder thereof to purchase one share of Class A ordinary share for $11.50 per share. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $230,000,000. The Public Warrants will become exercisable on the later of 30 days after the completion of Business Combination and 12 months from the closing of the IPO and will expire five years after the completion of Business Combination or earlier upon Company's liquidation.

Simultaneously with the closing of the IPO, the Company consummated private placements (the "Private Placements") in which (i) Aldel Investors II LLC (the "Sponsor") and BTIG LLC (" Underwriter") purchased 477,500 and 230,000 private units (the "Private Units") respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 warrants ("$15 Private Warrant") and, together with the Private Units, the "Private Placement Securities") at a price of $0.10 per warrant, each exercisable to purchase one share of Class A common stock at $15.00 per share, for an aggregate purchase price of $100,000.

Each Private Unit consists of one common share and one-half of one non-redeemable warrant ("Private Unit Warrant"). Each whole Private Unit Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share.

Each $15 Private Warrant entitles the holder to purchase one share of Common Stock at an exercise price of $15.00 per each share, will be exercisable for a period of 10 years from the date of Business Combination, is non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions.

The Company's Units are listed on the National Association of Securities Dealers Automated Quotations ("Nasdaq"). The Company's management has broad discretion with respect to the specific application of the net proceeds of the IPO and sale of the $15 Private Warrants, and Private Units, although substantially all of the net proceeds are intended to be applied generally toward consummating a Business Combination. Nasdaq rules provide that the Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the net assets held in the Trust Account (as defined below) (excluding any deferred underwriting commissions and taxes payable on interest earned on the trust account). The Company will only complete a Business Combination if the post-Business Combination company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act of 1940 as amended (the "Investment Company Act"). There is no assurance that the Company will be able to successfully effect a Business Combination.

Following the closing of the IPO, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in a trust account ("Trust Account") and invested in U.S. government securities, within the meaning set forth in Section 2(a)(16) of the Investment Company Act, with a maturity of 185 days or less, or in any open-ended investment company that holds itself out as a money market fund meeting the conditions of Rule 2a-7 of the Investment Company

Act, as determined by the Company, until the earlier of: (i) the consummation of a Business Combination or (ii) the distribution of the funds in the Trust Account to the Company's shareholders, as described below.

The Company will provide its shareholders with the opportunity to redeem all or a portion of their Public Shares upon the completion of a Business Combination either (i) in connection with a shareholder meeting called to approve the Business Combination or (ii) by means of a tender offer. In connection with a proposed Business Combination, the Company may seek shareholder approval of a Business Combination at a meeting called for such purpose at which shareholders may seek to redeem their shares, regardless of whether they vote for or against the proposed Business Combination.

If the Company seeks shareholder approval of a Business Combination and it does not conduct redemptions pursuant to the tender offer rules, the Company's amended and restated articles of incorporation will provide that a public shareholder, together with any affiliate of such shareholder or any other person with whom such shareholder is acting in concert or as a "group" (as defined under Section 13 of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), will be restricted from seeking redemption rights with respect to 15% or more of the Public Shares without the Company's prior written consent.

The holders of Public Shares is entitled to redeem their Public Shares for a pro rata portion of the amount then in the Trust Account (including any pro rata interest earned on the funds held in the Trust Account and not previously released to the Company to pay its tax obligations). There will be no redemption rights upon the completion of a Business Combination with respect to the Company's warrants. As of December 31,2024, the redemption value of the trust account was approximately $10.14 per share.

If a shareholder vote is not required and the Company does not decide to hold a shareholder vote for business or other legal reasons, the Company will, pursuant to its amended and restated articles of incorporation, offer such redemption pursuant to the tender offer rules of the Securities and Exchange Commission ("SEC"), and file tender offer documents containing substantially the same information as would be included in a proxy statement with the SEC prior to completing a Business Combination.

The Sponsor, officers, directors and advisors (the "Initial Shareholders") and Underwriter have agreed (a) to vote their Founder Shares (as defined in Note 5) as well as any common shares underlying the Private Units, and any Public Shares purchased during or after the IPO in favor of a Business Combination, (b) not to propose an amendment to the Company's amended and restated articles of incorporation with respect to the Company's pre-Business Combination activities prior to the consummation of a Business Combination unless the Company provides dissenting public shareholders with the opportunity to redeem their Public Shares in conjunction with any such amendment; (c) not to redeem any shares (including the Founder Shares as well as any common shares underlying the Private Units) into the right to receive cash from the Trust Account in connection with a shareholder vote to approve a Business Combination (or to sell any shares in a tender offer in connection with a Business Combination if the Company does not seek shareholder approval in connection therewith) or a vote to amend the provisions of the amended and restated articles of incorporation relating to shareholders' rights of pre-Business Combination activity and (d) that the Founder Shares, the Private Units and $15 Private Warrants (including underlying securities) shall not participate in any liquidating distributions upon winding up if a Business Combination is not consummated. However, the Initial Shareholders will be entitled to liquidating distributions from the Trust Account with respect to any Public Shares purchased during or after the IPO if the Company fails to complete its Business Combination.

The Company have 24 months from the closing of the IPO to complete a Business Combination. If the Company is unable to complete a Business Combination within the Combination Period, the Company will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but no more than ten business days thereafter, redeem 100% of the outstanding Public Shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account, including interest earned (net of taxes payable), divided by the number of then outstanding Public Shares, which redemption will completely extinguish public shareholders' rights as shareholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the remaining shareholders and the Company's board of directors, proceed to commence a voluntary liquidation and thereby a formal dissolution of the Company, subject in each case to its obligations to provide for claims of creditors and the requirements of applicable law. There will be no redemption rights or liquidation distribution with respect to the Company's warrants, which will expire worthless if the Company fails to complete its initial Business Combination within the Combination period.

The Sponsor has agreed that it will be liable to the Company, if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amounts in the Trust Account to below $10.05 per share, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under the Company's indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). In the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims. The Company will seek to reduce the possibility that the Sponsor will have to indemnify the Trust Account due to claims of creditors by endeavoring to have all vendors, service providers, prospective target businesses or other entities with which the Company does business, execute agreements with the Company waiving any right, title, interest or claim of any kind in or to monies held in the Trust Account.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The accompanying financial statements are presented in U.S. Dollars and conformity with accounting principles generally accepted in the United States of America ("GAAP") and pursuant to the rules and regulations of the SEC.

Emerging growth company

The Company is an "emerging growth company," as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the "JOBS Act"), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and shareholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company's financial statements with another public company which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.

Inflation Reduction Act of 2022

On August 16, 2022, the Inflation Reduction Act of 2022 (the "IR Act") was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock by publicly traded U.S. domestic corporations and certain U.S. domestic subsidiaries of publicly traded foreign corporations occurring on or after January 1, 2023. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the "Treasury") has been given authority to provide regulations and other guidance to carry out and prevent the abuse or avoidance of the excise tax.

Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any "PIPE" or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company's ability to complete a Business Combination.

Use of estimates

The preparation of financial statement in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statement.

Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Accordingly, the actual results could differ significantly from those estimates.

Cash and cash equivalents

The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2024.

Concentration of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash accounts in a financial institution, which, at times, may exceed the Federal Deposit Insurance Company coverage of $250,000. The Company has not experienced losses on these accounts.

Marketable securities held in Trust Account

At December 31, 2024, substantially all of the assets held in the Trust Account were invested in a in short term U.S. Treasury obligations. During the year ended December 31, 2024, the Company did not withdraw any interest income from the Trust Account to pay for its taxes.

Common stock subject to possible redemption

The Company accounts for its common stock subject to possible redemption in accordance with the guidance in Accounting Standards Codification ("ASC") Topic 480 "Distinguishing Liabilities from Equity." Common stock subject to mandatory redemption is classified as a liability instrument and is measured at fair value. Conditionally redeemable common stock (including common stock that features redemption rights that is either within the control of the holder or subject to redemption upon the occurrence of uncertain events not solely within the Company's control) is classified as temporary equity. At all other times, common stock is classified as stockholders' equity. The Company's common stock features certain redemption rights that are considered to be outside of the Company's control and subject to occurrence of uncertain future events. Accordingly, at December 31, 2024, common stock subject to possible redemption is presented as temporary equity at redemption value, outside of the stockholders' equity section of the Company's balance sheet.

The Company recognizes changes in redemption value using the "at redemption value" method and accordingly recognizes changes in redemption value immediately as they occur and adjusts the carrying value of redeemable shares to equal the redemption value at the end of each reporting period. Such changes are reflected in additional paid-in-capital and retained or accumulated deficit if additional paid in capital equals to zero.

Deferred offering costs

Deferred offering costs consist of legal, underwriter expenses and auditor cost incurred through the balance sheet date that are directly related to the IPO and that are charged to shareholders equity upon the completion of the IPO. Offering cost amounting to 4,613,768 (including $4,025,000 of underwriting fee) were charged to shareholders' equity upon the completion of the IPO.

Income taxes

The Company complies with the accounting and reporting requirements of ASC Topic 740, "Income Taxes," which requires an asset and liability approach to financial accounting and reporting for income taxes. Deferred income tax assets and liabilities are computed for differences between the financial statement and tax bases of assets and liabilities that will result in future taxable or deductible amounts, based on enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized.

ASC Topic 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The Company recognizes accrued interest and penalties related to unrecognized tax benefits, if any, as income tax expense. There were no unrecognized tax benefits as of December 31, 2024 and no amounts accrued for interest and penalties. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. The Company is subject to income tax examinations by major taxing authorities since inception. The company's year-end is December 31 and no statutory tax deadline has yet occurred.

There is currently no taxation imposed on income by the Government of the Cayman Islands. In accordance with Cayman income tax regulations, income taxes are not levied on the Company. Consequently, income taxes are not reflected in the Company's financial statements.

Reconciliation of Net Loss per Common Share

The Company complies with the accounting and disclosure requirements of ASC 260, Earnings Per Share. The Company utilize two class methodology in calculation of earning per share. The Company has redeemable shares referred to as Class A ordinary shares and and nonredeemable shares referred as Class B ordinary shares of. Income and losses are shared pro rata between the redeemable and nonredeemable shares of common stock. Net income (loss) per share of common stock is calculated by dividing the net income (loss) by the weighted average shares of common stock outstanding for the respective period. Net loss for the period from July 15, 2024 (inception) to IPO was allocated fully to the non-redeemable shares of ordinary stock. Net income from IPO till December 31, 2024, was allocated to redeemable and non-redeemable shares of common stock. Diluted net income per share attributable to stockholders adjusts the basic net income per share attributable to stockholders and the weighted-average shares of common stock outstanding for the potentially dilutive impact of outstanding warrants

The following table reflects the calculation of basic and diluted net income(loss) per share of common stock (in dollars, except per share amounts):

Net loss from July 15, 2024 (inception) to IPO date	$ (12,104)
Net income from IPO date to year end December 31, 2024	1,895,770
Total income from July 15, 2024 to year end December 31, 2024	$ 1,883,666

	For the period from Ju15, 2024 (inception) through December 31, 2024					
	Redeemable Shares		Non- Redeemable Shares		Total	
Total number of ordinary shares – **Basic**	23,000,000		6,868,214		29,868,214	
Ownership percentage		77 %		23 %		
Total income allocated by class	$	1,459,743	$	423,923	$	1,883,666
Less: Accretion allocated based on ownership percentage		(5,990,807)		(1,789,462)		(7,780,269)
Plus: Accretion applicable to the redeemable class		7,780,269		—		7,780,269
Total income (loss) by class	$	3,249,205	$	(1,365,539)		1,883,666
Weighted average shares		9,526,627		6,179,142		
Earnings (loss) per ordinary share - **Basic**	$	0.34	$	(0.22)		

	For the period from July 15, 2024 (inception) through December 31, 2024					
	Redeemable Shares		Non- Redeemable Shares		Total	
Total number of ordinary shares – **Diluted**	24,500,000		8,221,964		42,721,964	
Ownership percentage		81 %		19 %		
Total income allocated by class	$	1,535,573	$	348,092	$	1,883,666
Less: Accretion allocated based on ownership percentage		(6,302,018)		(1,478,251)		(7,780,269)
Plus: Accretion applicable to the redeemable class		7,780,269		—		7,780,269
Total income (loss) by class	$	3,013,825	$	(1,130,159)		1,883,666
Weighted average shares		14,289,941		6,739,867		
Earnings (loss) per ordinary share - **Diluted**	$	0.21	$	(0.17)		

Fair value of financial instruments

The fair value of the Company's assets and liabilities which qualify as financial instruments under ASC Topic 820, "Fair Value Measurement," approximates the carrying amounts represented in the accompanying balance sheet, primarily due to their short-term nature.

The fair value of the Company's financial assets and liabilities reflects management's estimate of amounts that the Company would have received in connection with the sale of the assets or paid in connection with the transfer of the liabilities in an orderly transaction between market participants at the measurement date. In connection with measuring the fair value of its assets and liabilities, the Company seeks to maximize the use of observable inputs (market data obtained from independent sources) and to minimize the use of unobservable inputs (internal assumptions about how market participants would price assets and liabilities). The following fair value hierarchy is used to classify assets and liabilities based on the observable inputs and unobservable inputs used in order to value the assets and liabilities.

Level 1: Quoted prices in active markets for identical assets or liabilities. An active market for an asset or liability is a market in which transactions for the asset or liability occur with sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2: Observable inputs other than Level 1 inputs. Examples of Level 2 inputs include quoted prices in active markets for similar assets or liabilities and quoted prices for identical assets or liabilities in markets that are not active.

Level 3: Unobservable inputs based on our assessment of the assumptions that market participants would use in pricing the asset or liability.

The fair value of the marketable securities held in Trust Account is determined using the level 1 input.

Recently issued accounting standard

Management reviewed the updates to the improvement to reporting segment under ASU 2023-07 – Segment Reporting. Company is a special purpose acquisition company and does not have any operation. As such the management does not have metric established to measure performance. Management view the updated will have no material effect on the Company's financial statement.

NOTE 3. INITIAL PUBLIC OFFERING

The registration statement for the Company's IPO was declared effective on October 21, 2024. On October 23, 2024, the Company consummated its IPO of 23,000,000 Units that were issued pursuant to the underwriters' full exercise of their over-allotment option. The Units were sold at $10.00 per Unit, generating gross proceeds to the Company of $230,000,000.

NOTE 4. PRIVATE PLACEMENT

Simultaneously with the closing of the IPO, the Company consummated Private Placements in which (i) Sponsor and Underwriter purchased 477,500 and 230,000 Private Units respectively, at a price of $10.00 per Private Unit, generating total proceeds of $7,075,000, and (ii) the Sponsor purchased an aggregate of 1,000,000 $15 Private Warrants at a price of $0.10 per warrant, each exercisable to purchase one share of Class A ordinary share at $15.00 per share, for an aggregate purchase price of $100,000.

Following the closing of the IPO on October 23, 2024, an amount of $231,150,000 ($10.05 per Unit) from the net proceed of the sale of Units in the IPO and the sale of Private Placement Securities were placed in the Trust Account and invested in U.S. government Securities.

NOTE 5. RELATED PARTY TRANSACTIONS

Founder Shares

On July 19, 2024, the Company issued an aggregate of 5,750,000 shares of common stock (the "Founder Shares") to the Sponsor for an aggregate purchase price of $25,000 in cash. On August 13,2024 the Sponsor transferred an aggregate of 690,000 Founder Shares to members of the Company's management and board of directors, resulting in the Sponsor holding 5,060,000 Founder Shares.

On September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. This resulted in Sponsor holding 5,470,714 Founder Shares.

The Initial Shareholders have agreed not to transfer, assign or sell any of the Founder Shares (except to certain permitted transferees) until, with respect to 50% of the Founder Shares, the earlier of (i) twelve months after the date of the consummation of a Business Combination, or (ii) the date on which the closing price of the Company's common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations and recapitalizations) for any 20 trading days within any 30-trading day period commencing after a Business Combination, with respect to the remaining 50% of the Founder Shares, 12 months after the date of the consummation of a Business Combination, or earlier, in each case, if, subsequent to a Business Combination, the Company consummates a subsequent liquidation, merger, stock exchange or other similar transaction which results in all of the Company's shareholders having the right to exchange their Public Shares for cash, securities or other property.

Promissory Notes

On July 19, 2024, the Company issued a promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $180,000. On September 25, 2024, the Company issued an additional 410,714 Founder Shares to the Sponsor for an approximate aggregate purchase price of $1,666. The purchase price was satisfied against the promissory note between Company and Sponsor dated July 19, 2024. The promissory note was full paid after the IPO.As of December 31, 2024, there was no balance outstanding under the promissory notes.

Administrative Services Agreement

The Company entered into an administrative services agreement (the "Administrative Services Agreement") with the Sponsor whereby the Sponsor performs certain services for the Company for a monthly fee of $20,000.

Chief Executive officer and a director of the Company serves as the managers of the Sponsor at close of IPO.

NOTE 6. COMMITMENTS AND CONTINGENCIES

Registration Rights

Pursuant to the registration right agreement entered into on October 21, 2024, the holders of the Founder Shares, the Private Units, the $15 Private Warrants (and their underlying securities) are entitled to registration rights. The Company bore the expenses incurred in connection with the filing of any registration statements pursuant to such registration rights.

Underwriting Agreement

The Company granted the underwriters a 45-day option to purchase up to 3,000,000 additional Units to cover over-allotments at the IPO price. On October 21, 2024, the underwriters exercised the over-allotment in full, and the closing of the issuance and sale of the additional Units occurred simultaneously with the closing of the IPO on October 23, 2024.

The Underwriter received a $4,025,000 underwriting discount at IPO closing which represents 1.75% of the gross proceeds of the IPO.

Additionally, the Underwriter has agreed to defer underwriting commissions equal to 3.75% of the gross proceeds of the IPO upon completion of the Business Combination. The deferred underwriting commission consists of a spread comprised of the following component, each payable upon consummation of the Company's Business Combination: i) 1.75 % shall be paid to Underwriter in cash, ii) 1% applicable to the cash remaining in the Trust at Business Combination and iii) 1% shall be paid to Underwriter in cash, provided that, the Company will have the right, in its sole discretion, not to pay and reallocate any portion of the 1% for the payment of expenses in connection with the Business Combination or for the working capital for the combined company following the Business Combination.

NOTE 7. STOCKHOLDERS' EQUITY

Ordinary Shares – The Company is authorized to issue 500,000,000 total shares of par value $0.0001each, including 479,000,000 Class A ordinary shares and 20,000,000 Class B ordinary shares, as well as 1,000,000 preferred shares, $0.0001 par value each. There were 6,160,714 Class B or Founder Shares issued and outstanding as of December 31, 2024. Offering. There were 707,500 shares of

Class A ordinary shares outstanding, excluding 23,000,000 shares subject to possible redemption. Each Class A and Class B ordinary share has one voting right.

Warrants — Public Warrants may only be exercised for a whole number of shares. No fractional shares are to be issued upon exercise of the Public Warrants. Each whole Public Warrant entitles the holder to purchase one share of common stock at an exercise price of $11.50 per share, and will become exercisable on the later of 30 days after the completion of the Business Combination and 12 months from the closing of the IPO. The Public Warrants will expire on the fifth anniversary of the completion of the Business Combination, or earlier upon redemption or liquidation. The Company may redeem the Public Warrants i) at a redemption price of $0.01 per warrant, ii) at any time after the Public Warrants become exercisable, iii) upon a minimum of 30 days' prior written notice of redemption, iv) if, and only if, the last sales price of Company's common stock equals or exceeds $18.00 per share for any 20 trading days within a 30 trading day period commencing after the date the Public Warrants become exercisable and ending three business days before Company sends the notice of redemption, and v) if, and only if, there is a current registration statement in effect with respect to the shares of common stock underlying such Public Warrants at the time of redemption and for the entire 30-day trading period referred to above and continuing each day thereafter until the date of redemption. Company has 11,500,000 (including 1,500,000 pursuant to the full exercise of underwriters' over-allotment option) Public Warrant outstanding at close of the IPO.

The $15 Private Warrants entitles the holder to purchase one common share at an exercise price of $15.00 per each share, will be exercisable for a period of 10 years from the date of Business Combination, will be non-redeemable, and may be exercised on a cashless basis. Additionally, $15 Private Warrants and the shares issuable upon the exercise of the $15 Private Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Company have 1,000,000 $15 Private Warrant outstanding at the close of IPO.

The Private Unit Warrants have terms similar to the Public Warrants underlying the Units sold in the IPO, except that the Private Unit Warrants are non-redeemable and may be exercised on a cashless basis. Additionally, Private Unit Warrants and the shares issuable upon the exercise of the Private Unit Warrants are not to be transferable, assignable or salable until after the completion of a Business Combination, subject to certain limited exceptions. Company has 353,750 (including 33,750 pursuant to the full exercise of underwriters' over-allotment option) Private Unit Warrants underlying the Private Units outstanding at the close of IPO.

The exercise price and number of ordinary shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary dividend or recapitalization, reorganization, merger or consolidation. However, except as described above, the warrants will not be adjusted for issuances of common stock at a price below its exercise price. Additionally, in no event will the Company be required to net cash settle the warrants. If the Company is unable to complete a Business Combination and the Company liquidates the funds held in the Trust Account, holders of warrants will not receive any of such funds with respect to their warrants, nor will they receive any distribution from the Company's assets held outside of the Trust Account with respect to such warrants. Accordingly, the warrants may expire worthless.

NOTE 8. SUBSEQUENT EVENTS

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to February 11, 2025 the date that the financial statements were issued. Based upon the review, the Company did not identify any subsequent events that would have required adjustment or disclosure in the financial statement.

EXHIBITS.

The following exhibits are filed as part of, or incorporated by reference into, this Annual Report.

No.	Description of Exhibit
1.1	Underwriting Agreement, dated October 21, 2024, by and between the Company and BTIG, LLC, as representative of the several underwriters (incorporated by reference to exhibit 1.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
3.1	Amended and Restated Memorandum and Articles of Association of the Company (incorporated by reference to exhibit 3.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
4.1	Public Warrant Agreement, dated October 21, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to exhibit 4.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
4.2	Private Warrant Agreement, dated October 21, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (incorporated by reference to exhibit 4.2 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.1	Investment Management Trust Agreement, October 21, 2024, by and between the Company and Continental Stock Transfer & Trust Company, as trustee (incorporated by reference to exhibit 10.1 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.2	Registration Rights Agreement, dated October 21, 2024, by and among the Company and certain security holders (incorporated by reference to exhibit 10.2 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.3	Private Placement Units Purchase Agreement, dated October 21, 2024, by and between the Company and Aldel Investors II LLC (incorporated by reference to exhibit 10.3 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.4	Private Placement Units Purchase Agreement, dated October 21, 2024, by and between the Company and Aldel Investors II LLC (incorporated by reference to exhibit 10.4 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.5	Letter Agreement, dated October 21, 2024, by and among the Company, its officers, directors, and Aldel Investors II LLC (incorporated by reference to exhibit 10.5 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.6	Administrative Services Agreement, dated October 21, 2024, by and between the Company and Aldel Investors II LLC (incorporated by reference to exhibit 10.6 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.7	Indemnity Agreements, dated October 21, 2024, by and between the Company and the directors and officer of the Company (incorporated by reference to exhibit 10.7 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
10.8	OTM Warrants Purchase Agreement between the Registrant and Aldel Investors II LLC (incorporated by reference to exhibit 10.8 to the Current Report on Form 8-K filed with the SEC on October 25, 2024)
97*	Clawback Policy
31.1*	Certification of Principal Executive Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2*	Certification of Principal Financial Officer Pursuant to Securities Exchange Act Rules 13a-14(a) and 15(d)-14(a), as adopted Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

No.	Description of Exhibit
32.1	Certification of Principal Executive Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2	Certification of Principal Financial Officer Pursuant to 18 U.S.C. Section 1350, as adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Labels Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

*   Furnished herewith

<center>**SIGNATURES**</center>

Pursuant to the requirements of Securities Exchange Act of 1934, the registrant has duly caused this Annual Report on Form 10-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 11, 2025   **Aldel Financial II Inc.**

By:/s/ Robert I. Kauffman
    Name: Robert I. Kauffman
    Title: Chief Executive Officer (Principal Executive Officer)

Date: February 11, 2025   **Aldel Financial II Inc.**

By:/s/ Hassan R. Baqar
    Name: Hassan R. Baqar
    Title: Chief Financial Officer (Principal Financial Officer and Principal Accounting Officer)

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Name	Position	Date
/s/ Robert I. Kauffman Robert I. Kauffman	*Chief Executive Officer and Chairman of the Board of Director* *(Principal Executive Officer)*	February 11, 2025
/s/ Stuart Kovensky Stuart Kovensky	*Director*	February 11, 2025
/s/ Jonathan Marshall Jonathan Marshall	*Director*	February 11, 2025
/s/ Meltem Demirors Meltem Demirors	*Director*	February 11, 2025
/s/ Peter Early Peter Early	*Director*	February 11, 2025